Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

PHOTOWORKS, INC.

BY

PHOTO MERGER CORP.

A WHOLLY OWNED SUBSIDIARY

OF

AG.COM, INC.

AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

AMERICAN GREETINGS CORPORATION

AT 59.5 CENTS PER SHARE NET TO SELLERS

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, JANUARY 14, 2008, UNLESS THE OFFER IS EXTENDED.

Photo Merger Corp. (“Offeror”), a Washington corporation and a wholly owned subsidiary of AG.com, Inc., a Delaware corporation (“AG”), which is an indirect, wholly owned subsidiary of American Greetings Corporation, an Ohio corporation (“American Greetings Corporation”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of PhotoWorks, Inc., a Washington corporation (“PhotoWorks”), at a purchase price of 59.5 cents per Share, net to sellers in cash (such amount per Share paid pursuant to the Offer, the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase, dated December 13, 2007, and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 28, 2007 (the “Merger Agreement”), by and among AG, Offeror and PhotoWorks. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least two-thirds of the total number of outstanding Shares on a fully diluted basis. See Section 14 — “Conditions of the Offer.” After the completion of the Offer and the satisfaction or waiver of certain conditions, Offeror will merge with and into PhotoWorks (the “Merger”), with PhotoWorks surviving the Merger as a wholly owned subsidiary of AG.

The PhotoWorks board of directors has unanimously (i) determined that the Offer and the Merger are fair to, and in the best interests of, PhotoWorks and its shareholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger and (iii) recommended that the PhotoWorks shareholders tender their Shares in the Offer.

IMPORTANT

Any PhotoWorks shareholder wishing to tender Shares in the Offer must, prior to the expiration of the Offer, either (i) complete and sign the Letter of Transmittal (or a facsimile) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and all other required documents to Mellon Investor Services LLC (the “Depositary”) together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request the PhotoWorks shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to Offeror. A PhotoWorks shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the PhotoWorks shareholder wishes to tender those Shares.

Any PhotoWorks shareholder that wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below), or that cannot comply with the procedures for book-entry transfer on a timely basis, may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Questions and requests for assistance may be directed to Mellon Investor Services LLC, the Information Agent, at its addresses and telephone number set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other related materials may be obtained from the Information Agent. The PhotoWorks shareholders also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents. THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. YOU ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES. SEE SECTION 6 — “PRICE RANGE OF THE SHARES; DIVIDENDS.”

The Information Agent for the Offer is:

Mellon Investor Services LLC

Attn: Corporate Action Dept., 27th Floor

480 Washington Boulevard

Jersey City, NJ 07310

Call Collect: (201) 680-6579

or

Call Toll-Free: (877) 254-8646

December 13, 2007

SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of this Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal.

Securities Sought:	All issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of PhotoWorks, Inc. (“PhotoWorks”).

Price Offered Per Share:	59.5 cents per Share, net to sellers in cash (such amount per Share paid pursuant to the Offer, the “Offer Price”).

Scheduled Expiration Time:	5:00 p.m., New York City time, on Monday, January 14, 2008.

Purchaser:	Photo Merger Corp. (“Offeror”), a wholly owned subsidiary of AG.com, Inc. (“AG”), which in turn is an indirect, wholly owned subsidiary of American Greetings Corporation.

Minimum Condition:

At least two-thirds of the total number of Shares on a fully diluted basis (assuming conversion or exercise of all options, warrants and other derivative securities of PhotoWorks, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof, but excluding warrants with respect to which a valid warrant cash out agreement has been executed and delivered to PhotoWorks).

PhotoWorks Board of Directors’ Recommendation:	The PhotoWorks board of directors unanimously recommends the PhotoWorks shareholders accept the Offer and tender their Shares in the Offer.

Other Information

•

The Offer is the first step in AG’s plan to acquire all outstanding Shares, as provided in the Agreement and Plan of Merger, dated as of November 28, 2007 (the “Merger Agreement”), by and among AG, Offeror and PhotoWorks. If the Offer is successful, AG, through its wholly owned subsidiary, will acquire any remaining Shares in a merger of Offeror with and into PhotoWorks (the “Merger”), pursuant to which each remaining outstanding Share will automatically be converted into the right to receive the Offer Price in cash. PhotoWorks shareholders will have dissenters’ rights in the Merger, but not in the Offer.

•

The initial offering period of the Offer will expire at 5:00 p.m., New York City time, on Monday, January 14, 2008 (or the latest time and date as the Offer may be extended, the “Expiration Date”) unless we extend the Offer. We may extend the Offer from time to time for one or more periods of time up to 10 business days (or such longer period as PhotoWorks may agree in writing) per extension if, on any Expiration Date, any of the conditions of the Offer (see Section 14 — “Conditions of the Offer”) will not have been satisfied or waived. In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the Offer. If all of the conditions of the Offer are satisfied but the number of Shares validly tendered and not withdrawn in the Offer, together with any Shares then owned by AG, is less than 90% of the outstanding Shares, we may commence a subsequent offering period for three to 20 business days for the remaining outstanding Shares. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

•

In addition, under the terms of the Merger Agreement, PhotoWorks granted to AG and Offeror an irrevocable option to purchase, at a per share price equal to the price to be paid in the Offer, a number of Shares that, when added to the number of Shares owned by AG and Offeror immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis. The option is only exercisable after AG and Offeror beneficially own at least 80% of the outstanding Shares.

•

If we extend the Offer, we will issue a press release giving the new Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date of the Offer.

•

Concurrently with the execution of the Merger Agreement, PhotoWorks shareholders affiliated with certain members of the PhotoWorks board of directors entered into Share Tender Agreements (the “Tender Agreements”), with AG, Offeror and PhotoWorks, pursuant to which they generally agreed to tender in the Offer all Shares beneficially owned by them, which shares represent in the aggregate approximately 44.9% of the currently outstanding Shares.

PhotoWorks Board of Directors’ Recommendation

The PhotoWorks board of directors recommends that the PhotoWorks shareholders accept the Offer and tender their Shares in the Offer. At a meeting held on November 27, 2007, the PhotoWorks board of directors, among other things:

•	determined that the Offer is fair to, reasonable and in the best interests of the PhotoWorks shareholders;

•

approved the form, terms and provisions of the Merger Agreement, the execution and delivery of the Merger Agreement, the performance by PhotoWorks of its obligations thereunder and the consummation by PhotoWorks of the Merger and the transactions contemplated thereby;

•	recommended that shareholders of PhotoWorks accept the Offer; and

•

approved the form, terms and provisions of any and all other agreements, instruments and documents necessary or desirable in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Tender Agreements, the performance by PhotoWorks of its obligations thereunder and the consummation by PhotoWorks of the transactions contemplated thereby.

Conditions and Termination

•

We are not required to complete the Offer unless the number of Shares validly tendered is at least two-thirds of the total number of Shares on a fully diluted basis (assuming conversion or exercise of all options, warrants and other derivative securities of PhotoWorks, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof, but excluding warrants with respect to which a valid warrant cash out agreement has been executed and delivered to PhotoWorks). See Section 11 — “Purpose of the Offer; The Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PhotoWorks” and Section 14 —“Conditions of the Offer” in this Offer to Purchase for a description of other conditions to the Offer and AG’s and PhotoWorks’s respective rights to terminate the Merger Agreement. The Offer is not conditioned upon any financing arrangements.

Procedures for Tendering

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder (i.e., a share certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your share certificate to the Depositary for the Offer or follow the procedures described in this Offer to Purchase and the enclosed Letter of Transmittal for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase.

•

If you are a record holder but your share certificate is not available or you cannot deliver your share certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed notice of guaranteed delivery. Please call the Information Agent, Mellon Investor Services LLC, at (877) 254-8646 (Toll-Free) or (201) 680-6579 (Collect) for assistance. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase for further details.

•	If you hold your Shares through a broker or bank, you should contact your broker or bank and give instructions that your Shares be tendered.

Withdrawal Rights

•

If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by so instructing the Depositary in writing before the Offer expires. If you tendered your Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 4 — “Withdrawal Rights” in this Offer to Purchase for further details.

Acceptance for Payment and Payment for Shares

•

Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered and not withdrawn prior to the Expiration Date or promptly after the Expiration Date following the satisfaction or waiver of the conditions to the Offer set forth in Section 14 — “Conditions of the Offer” in this Offer to Purchase.

•

We will pay for your validly tendered and not withdrawn Shares by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates representing the Shares (or of a confirmation of a book-entry transfer of the Shares as described in Section 2 — “Acceptance for Payment and Payment for Shares” in this Offer to Purchase), a properly completed and duly executed Letter of Transmittal and any other required documents for the Shares. See Section 2 — “Acceptance for Payment and Payment for Shares” in this Offer to Purchase for further details.

Recent PhotoWorks Trading Prices

•

The closing price for PhotoWorks shares reported on the OTC Bulletin Board (the “OTCBB”) was $0.26 per share on November 28, 2007, the last trading day before we announced the Merger Agreement, and $0.58 per share on December 12, 2007, the last trading day before the date of this Offer to Purchase. You should obtain a current quote for the market price of the PhotoWorks shares.

Before Deciding Whether to Tender, You Should Obtain a Current Market Quotation for the Shares

•

If the Offer is successful, we expect the Shares to continue to be quoted on the OTCBB until the time of the Merger, although we expect trading volume to be significantly below its pre-Offer level. Please note that the time period between completion of the Offer and the Merger may be very short (i.e., less than one trading day).

Material U.S. Federal Income Tax Consequences

•

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a PhotoWorks shareholder that receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the PhotoWorks shareholder’s tax basis in the Shares sold or exchanged. See Section 5 — “Material U.S. Federal Income Tax Consequences” in this Offer to Purchase for further details. PhotoWorks shareholders should consult their tax advisor regarding the particular tax consequences of the Offer and the Merger to them, including the federal, state, local and non-U.S. tax consequences.

Further Information

•	If you have questions about the offer, you can call the Information Agent, Mellon Investor Services LLC, toll-free at (877) 254-8646 or collect at (201) 680-6579.

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions you, as a PhotoWorks shareholder, may have about the Offer. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred because the information in the summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to purchase my Shares?

Photo Merger Corp., a Washington corporation formed for the purpose of making this acquisition. Photo Merger Corp. is a wholly owned subsidiary of AG.com, Inc., a Delaware corporation, which in turn is an indirect, wholly owned subsidiary of American Greetings Corporation, an Ohio corporation. See the “Introduction” to this Offer to Purchase and Section 9 — “Information Concerning American Greetings Corporation, AG and Offeror” in this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee or commission for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. American Greetings Corporation will provide Offeror with sufficient funds to purchase all Shares validly tendered in the Offer and to provide funding for our acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. American Greetings Corporation will obtain the necessary funds from its ongoing free cash flow, its affiliates or its existing revolving credit facility. See Section 12 — “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my PhotoWorks shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

we will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer from our ongoing free cash flow, our affiliates or our existing revolving credit facility;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire all remaining Shares in the Merger for the same cash price as the Offer Price.

See Section 12 — “Source and Amount of Funds” in this Offer to Purchase.

Will the Offer be followed by a merger?

Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for at least two-thirds of the total number of Shares and the other conditions to the Merger are satisfied or waived, Offeror will merge with and into PhotoWorks. In the Merger, we will acquire all remaining Shares in the Merger for the same cash price as the Offer Price. If the Merger takes place, AG will own all of the Shares, and all the remaining PhotoWorks shareholders (other than the PhotoWorks dissenting shareholders that properly exercise dissenters’ rights) will receive the Offer Price. See Section 11(b) — “The Merger Agreement” and Section 14 — “Conditions of the Offer” in this Offer to Purchase for a description of the conditions to the Merger.

Who should I call if I have questions about the tender offer? Where do I get additional copies of the offer documents?

You may call Mellon Investor Services LLC toll-free at (877) 254-8646 or collect at (201) 680-6579. Mellon Investor Services LLC is acting as the Information Agent.

To: All Holders of shares of common stock of PhotoWorks, Inc.:

INTRODUCTION

Photo Merger Corp. (“Offeror”), a Washington corporation and a wholly owned subsidiary of AG.com, Inc., a Delaware corporation (“AG”), which is an indirect, wholly owned subsidiary of American Greetings Corporation, an Ohio corporation (“American Greetings Corporation”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of PhotoWorks, Inc., a Washington corporation (“PhotoWorks”), at a purchase price of 59.5 cents per Share, net to sellers in cash (such amount per Share paid pursuant to the Offer, the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). In this Offer to Purchase (unless the context requires otherwise), we refer to Offeror, AG and American Greetings Corporation collectively, as “American Greetings.”

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 28, 2007 (the “Merger Agreement”), by and among AG, Offeror and PhotoWorks. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least two-thirds of the total number of outstanding Shares on a fully diluted basis. See Section 14 — “Conditions of the Offer.” After the completion of the Offer and the satisfaction or waiver of certain conditions, Offeror will merge with and into PhotoWorks (the “Merger”), with PhotoWorks surviving the Merger as a wholly owned subsidiary of AG.

The tendering PhotoWorks shareholders that are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Offeror pursuant to the Offer. PhotoWorks shareholders that hold their Shares through bankers or brokers should check with those institutions as to whether or not they charge any service fee. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” AG will pay all charges and expenses of Mellon Investor Services LLC, as Information Agent and Depositary, incurred in connection with the Offer. See Section 16 — “Fees and Expenses.”

The PhotoWorks board of directors has unanimously (i) determined that the Offer and the Merger are fair to, and in the best interests of, PhotoWorks and its shareholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger and (iii) recommended that the PhotoWorks shareholders tender their Shares in the Offer.

Offeror is not required to purchase any Shares unless two-thirds of the total number of Shares on a fully diluted basis (assuming conversion or exercise of all options, warrants and other derivative securities of PhotoWorks, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof, but excluding warrants with respect to which a valid warrant cash out agreement has been executed and delivered to PhotoWorks) are validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”). The Offer also is subject to certain other terms and conditions. See Sections 1 — “Terms of the Offer,” 14 — “Conditions of the Offer” and 15 — “Legal Matters; Required Regulatory Approvals.”

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 5:00 p.m., New York City time, on Monday , January 14, 2008, unless Offeror determines to extend the period of time for which the initial offering period of the Offer is open, subject to the terms and conditions of the Merger Agreement, in which case “Expiration Date” will mean the time and date at which the initial offering period of the Offer, as so extended, will expire.

Offeror may extend the Offer from time to time for one or more periods of time up to 10 business days (or such longer period as PhotoWorks may agree in writing) per extension if, on any Expiration Date, any of the conditions of the Offer (see Section 14 — “Conditions of the Offer”) will not have been satisfied or waived. In addition, Offeror will extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the Offer. If all of the conditions of the Offer are satisfied but the number of Shares validly tendered and not withdrawn in the Offer, together with any Shares then owned by AG, is less than 90% of the outstanding Shares, Offeror may, commence a subsequent offering period for three to 20 business days for the remaining outstanding Shares. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. In addition, under the terms of the Merger Agreement, PhotoWorks granted to AG and Offeror an irrevocable option to purchase, at a per share price equal to the price to be paid in the Offer, a number of Shares that, when added to the number of Shares owned by AG and Offeror immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis. The option is only exercisable after AG and Offeror beneficially own at least 80% of the outstanding Shares.

Following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Merger will occur, pursuant to which Offeror will merge with and into PhotoWorks, with PhotoWorks continuing as the surviving corporation after the Merger. In the Merger, each outstanding Share that is not directly owned by PhotoWorks, AG or Offeror or any of their subsidiaries (other than Shares held by PhotoWorks shareholders that perfect their dissenters’ rights under the Washington Business Corporation Act (the “WBCA”)) will be converted into the right to receive the Offer Price. Section 11(b) contains a more detailed description of the Merger Agreement. Section 5 describes the material U.S. federal income tax consequences of the sale of Shares in the Offer (including any subsequent offering period) and the Merger.

Newforth Partners LLC (“Newforth”) has delivered to the PhotoWorks board of directors an opinion, dated November 27, 2007, to the effect that, as of that date, and based upon and subject to certain matters stated in its opinion, the consideration to be received in the Offer and the Merger by the PhotoWorks shareholders is fair, from a financial point of view, to the PhotoWorks shareholders. A copy of Newforth’s opinion is included with PhotoWorks’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed with this Offer to Purchase, and PhotoWorks shareholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by Newforth.

Approval of the Merger requires the affirmative vote of holders of two-thirds of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied or waived and the Offer is completed, Offeror will own a sufficient number of Shares to ensure that the Merger will be approved by PhotoWorks shareholders. See Section 11 — “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PhotoWorks.”

To the knowledge of PhotoWorks, after reasonable inquiry, all of PhotoWorks’s executive officers, directors and affiliates currently intend to (1) tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase and (2) if necessary, to vote such shares in favor of the Merger. Concurrently with the execution of the Merger Agreement, PhotoWorks shareholders affiliated with certain members of the PhotoWorks board of directors entered into Share Tender Agreements (the “Tender Agreements”) with AG, Offeror and PhotoWorks, pursuant to which they generally agreed to tender in the Offer all Shares beneficially owned by them, which shares represent in the aggregate approximately 44.9% of the currently outstanding Shares. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

The Offer is conditioned upon the fulfillment of the conditions described in Section 14 — “Conditions of the Offer.” The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Monday, January 14, 2008, unless the Offer is extended.

This Offer to Purchase and the related Letter of Transmittal contain important information that PhotoWorks shareholders should read carefully before making any decision with respect to the Offer.

THE OFFER

1.	TERMS OF THE OFFER

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” on or prior to the Expiration Date.

If, at the Expiration Date, the conditions to the Offer described in Section 14 — “Conditions of the Offer” have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, Offeror may extend the Expiration Date for one or more periods of time of not more than 10 business days (or such longer period as PhotoWorks may agree in writing). Offeror will from time to time extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. PhotoWorks shareholders may withdraw their Shares previously tendered at any time prior to the Expiration Date, as it may be extended from time to time. See Section 4 — “Withdrawal Rights.”

Offeror also has agreed in the Merger Agreement that, if at the Expiration Date, all conditions of the Offer have been satisfied but the number of Shares that have been validly tendered and not withdrawn in the Offer (together with any Shares then owned by AG) is less than 90% of the outstanding Shares, Offeror may, in compliance with applicable law, provide a subsequent offering period (as provided in Rule 14D-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A subsequent offering period, if one is provided, will allow PhotoWorks shareholders to tender Shares after the Expiration Date and receive the same consideration that was paid in the Offer. Pursuant to the Merger Agreement, if Offeror elects to have a subsequent offering period, the subsequent offering period will not be shorter than three business days nor longer than 20 business days with the exact number of days to be determined at Offeror’s election. In a subsequent offering period, Shares may be tendered as is applicable in the Offer (except that Shares tendered may not be withdrawn) and Offeror will immediately accept and promptly pay for Shares as they are tendered. In the event that Offeror elects to provide a subsequent offering period, it will issue a press release giving the new Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date of the Offer. The Expiration Date for the Offer is currently scheduled for 5:00 p.m., New York City time, on Monday, January 14, 2008.

PhotoWorks granted to AG and Offeror an irrevocable option to purchase, at a per share price equal to the price to be paid in the Offer, a number of Shares that, when added to the number of Shares owned by AG and Offeror immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis. The option is only exercisable after AG and Offeror beneficially own at least 80% of the outstanding Shares.

Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, Offeror also reserves the right, at any time or from time to time, to (1) delay purchase of any Shares if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14 — “Conditions of the Offer”; (2) after the Expiration Date, allow the Offer to expire if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14 — “Conditions of the Offer” and (3) except as set forth in the Merger Agreement, waive any condition to the Offer (other than the Minimum Condition, which only may be waived with PhotoWorks’s prior written consent) or otherwise amend the Offer in any respect; in each case, by giving oral followed by written notice of the delay, termination, waiver or amendment to the Depositary. Offeror acknowledges that Rule 14e-1(c) under the Exchange Act requires Offeror to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and that Offeror may not delay purchase of, or payment for, any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open.

The rights that Offeror reserves in the preceding paragraph are in addition to its rights pursuant to Section 14 — “Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. The announcement, in the case of an extension, will be made in a press release issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of material changes), and without limiting the manner in which AG and Offeror may choose to make any public announcement, AG and Offeror will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If Offeror makes a material change in the terms of the Offer, or if Offeror waives a material condition to the Offer, Offeror will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law and the applicable regulations of the SEC. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum 10-business-day period from the date of the change is generally required to allow for adequate dissemination to shareholders. Accordingly, if, prior to the Expiration Date, Offeror decreases the number of Shares being sought (which would require the consent of PhotoWorks), or increases or decreases (which decrease would require the consent of PhotoWorks) the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the 10th business day from the date that notice of the increase or decrease is first published, sent or given to PhotoWorks shareholders, Offeror will extend the Offer at least until the expiration of that period of 10 business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or other day on which the SEC or banks in the City of New York are authorized or required by law to be closed.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. See Section 14 — “Conditions of the Offer.”

Consummation of the Offer also is conditioned upon the satisfaction or waiver of other conditions set forth in Section 14 — “Conditions of the Offer.” Offeror reserves the right (but is not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions other than the Minimum Condition, which only may be waived with PhotoWorks’s prior written consent. In the event that Offeror waives any condition set forth in Section 14, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to PhotoWorks shareholders, require that the Offer remain open for an additional period of time and/or that AG and Offeror disseminate information concerning such waiver.

PhotoWorks has provided Offeror with its shareholder lists and security position listings for the purpose of disseminating the Offer to PhotoWorks shareholders. Offeror will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and Offeror will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Upon the terms and subject to the conditions of the Offer (including, if Offeror extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the SEC, Offeror will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn

(as permitted by Section 4 — “Withdrawal Rights”) prior to the Expiration Date, promptly after the Expiration Date following the satisfaction or waiver of the conditions to the Offer set forth in Section 14 — “Conditions of the Offer.” If Offeror includes a subsequent offering period, Offeror will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period.

In all cases, Offeror will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (b) the Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer and (c) any other documents that the Letter of Transmittal requires.

“Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce that agreement against the participant.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when Offeror gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering PhotoWorks shareholders for the purpose of receiving payment from Offeror and transmitting payment to validly tendering PhotoWorks shareholders.

If Offeror does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Offeror will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, Offeror increases the price offered to PhotoWorks shareholders in the Offer, Offeror will pay the increased price to all PhotoWorks shareholders from whom Offeror purchases Shares in the Offer, whether or not Shares were tendered before the increase in price. As of the date of this Offer to Purchase, we have no intention to increase the price in the Offer.

Offeror reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of its subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Offeror of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer. In addition, any such transfer or assignment may require the Expiration Date of the Offer to be extended under applicable law.

3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (1) you must deliver Share Certificates to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date or (2) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

For Shares to be validly tendered during a subsequent offering period, the tendering PhotoWorks shareholder must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the subsequent offering period.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering PhotoWorks shareholder’s acceptance of the Offer, as well as the tendering PhotoWorks shareholder’s representation and warranty that the PhotoWorks shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Offeror’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between Offeror and you upon the terms and subject to the conditions of the Offer.

Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and collectively “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (1) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (2) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on

Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If Share Certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal (or a facsimile) must accompany each such delivery of Share Certificates.

Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution;

•	the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form made available by Offeror; and

•

the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal at or prior to 5:00 p.m., New York City time, on the third trading day after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which the OTC Bulletin Board (“OTCBB”) is open for business.

Delivery of the Notice of Guaranteed Delivery may be made by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, Offeror will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or, of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering PhotoWorks shareholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

U.S. Federal Income Tax Backup Withholding. Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the U.S. Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, a PhotoWorks shareholder must provide the Depositary with (i) the PhotoWorks shareholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that the PhotoWorks shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal or (ii) if applicable, an adequate basis for exemption. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the U.S. Internal Revenue Service may impose a penalty on the PhotoWorks shareholder, and any payment made to the PhotoWorks shareholder pursuant to the Offer may be subject to backup withholding. All PhotoWorks shareholders surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding, or otherwise establish a basis for exemption. Certain PhotoWorks shareholders (including, among others, all corporations and certain foreign persons) may not be subject to backup withholding. Foreign PhotoWorks shareholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. These PhotoWorks shareholders should consult their tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a PhotoWorks shareholder may be refunded or credited against the PhotoWorks shareholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint AG’s designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that Offeror accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when Offeror accepts your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). AG’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of PhotoWorks shareholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of PhotoWorks shareholders or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, AG or its designee must be able to exercise full voting rights with respect to Shares and other securities, including voting at any meeting of PhotoWorks shareholders.

Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, which determination will be final and binding on all parties. Offeror reserves the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by Offeror not to be in proper form or the acceptance of or payment for which may, in the opinion of Offeror’s counsel, be unlawful. Offeror also reserves the absolute right to waive any of the conditions of the Offer, except the Minimum Condition (which waiver requires PhotoWorks’s prior written consent) or any defect or irregularity in any tender of Shares by any particular PhotoWorks shareholder, whether or not similar defects or irregularities are waived in the case of other PhotoWorks shareholders. Offeror’s interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Offeror. None of AG, Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	WITHDRAWAL RIGHTS

Other than during a subsequent offering period, you may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date. In addition, unless your shares have previously been accepted for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after February 10, 2008. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Offeror is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Offeror’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Offeror’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent to which you are entitled to and duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the SEC.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, which determination will be final and binding. None of American Greetings or any of its affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the Offer and the Merger to holders of Shares. As used herein, “holder” means: a beneficial owner of Shares that is an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia; a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. We base this summary on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed U.S. Treasury Regulations, judicial authority and administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.

This discussion assumes that a holder holds Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, shareholders subject to the alternative minimum tax, persons that have a functional currency other than the U.S. dollar, tax-exempt organizations, financial institutions, mutual funds, non-U.S. persons, shareholders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, shareholders who acquired Shares through the exercise of employee stock options or other compensation arrangements, or persons that are partners in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Shares). This discussion does not address the tax consequences of the Merger to holders of Shares who validly exercise dissenters’ rights with respect to their Shares. In addition, the discussion does not address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

The receipt of cash pursuant to the Offer or the Merger by holders of Shares will be a taxable transaction for U.S. federal income tax purposes. In general, a holder of Shares will recognize gain or loss equal to the difference, if any, between (i) the amount of cash received in exchange for such Shares and (ii) the holder’s adjusted tax basis in such Shares. If a holder acquired different blocks of Shares at different times or different prices, the holder must calculate its gain or loss and determine its adjusted tax basis and holding period separately with respect to each block of Shares. If the holding period in the Shares surrendered in the Offer or the Merger is greater than one year, the gain or loss will be long-term capital gain or loss. Capital losses are subject to limitations on deductibility for both corporate and non-corporate holders.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase with respect to the application of U.S. federal income tax backup withholding to payments made pursuant to the Offer.

Holders of Shares should consult their own tax advisor to determine the particular tax consequences to them, including the application and effect of any state, local or non-U.S. income and other tax laws, of the receipt of cash in exchange for Shares pursuant to the Offer or the Merger.

6.	PRICE RANGE OF THE SHARES; DIVIDENDS

The Shares are quoted on the OTCBB under the symbol “PHTW.” The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares as reported on the OTCBB during each quarter presented.

PhotoWorks, Inc.

	High	Low
Fiscal 2006
First Quarter (ended December 31, 2005)	$0.65	$0.35
Second Quarter (ended March 31, 2006)	0.52	0.29
Third Quarter (ended June 30, 2006)	0.53	0.25
Fourth Quarter (ended September 30, 2006)	0.70	0.30

Fiscal 2007
First Quarter (ended December 31, 2006)	$0.62	0.25
Second Quarter (ended March 31, 2007)	0.59	0.30
Third Quarter (ended June 30, 2007)	0.40	0.22
Fourth Quarter (ended September 30, 2007)	0.45	0.19

Fiscal 2008
First Quarter (through December 12, 2007)	$0.59	$0.23

On November 28, 2007, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on the OTCBB for the Shares was $0.26 per Share. On December 12, 2007, the last full day of trading prior to the date of this Offer to Purchase, the reported closing price on the OTCBB for the Shares was $0.58 per Share. PhotoWorks shareholders are urged to obtain current market quotations for the Shares.

According to its Annual Report on Form 10-KSB for the year ended September 30, 2006, PhotoWorks has never declared or paid cash dividends on the Shares and it does not anticipate paying any dividends on the Shares in the foreseeable future. Under the Merger Agreement, PhotoWorks is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of AG.

According to PhotoWorks, as of December 4, 2007, there were 39,447,073 Shares outstanding.

7.	POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; OTCBB LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public.

OTCBB Listing. The Shares are currently authorized for quotation on the OTCBB. Offeror intends to cause PhotoWorks to cease to be authorized for quotation on the OTCBB as soon after the completion of the Offer as the requirements for such cessation are met. If the authorization for quotation on the OTCBB is not terminated prior to the Merger, then the authorization for quotation on the OTCBB will be terminated following the completion of the Merger.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by PhotoWorks to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that PhotoWorks is required to furnish to PhotoWorks shareholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirements of furnishing a proxy statement or information statement in connection with shareholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement of providing an annual report, no longer applicable to PhotoWorks. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going private” transactions would no longer be applicable to PhotoWorks. In addition, the ability of “affiliates” of PhotoWorks and persons holding “restricted securities” of PhotoWorks to dispose of the securities pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended, may be impaired or, with respect to affiliates, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. Offeror expects that PhotoWorks will apply for termination of registration of the Shares under the Exchange Act as soon after completion of the Offer as the requirements for such termination are met. If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute margin securities.

8.	INFORMATION CONCERNING PHOTOWORKS

PhotoWorks is a Washington corporation with its principal executive offices located at 71 Columbia Street, Suite 200, Seattle, Washington 98104, and the telephone number is (206) 281-1390. PhotoWorks is an online photography services company that offers processing and printing services to both digital and traditional camera users, primarily in the United States.

PhotoWorks is required to file its annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at

1-800-SEC-0330 for further information on the public reference rooms. PhotoWorks’s SEC filings are also available to the public from commercial document retrieval services and at the Internet worldwide web site maintained by the SEC at www.sec.gov.

PhotoWorks Projections. In connection with American Greetings’ due diligence, PhotoWorks provided certain projections to American Greetings, which projections were based on PhotoWorks’s estimate of its future financial performance as of the date they were provided. Included below are the material portions of the projections to give shareholders access to certain nonpublic information prepared for purposes of considering and evaluating the Offer and the Merger. The inclusion of this information should not be regarded as an indication that any of American Greetings Corporation, AG, Offeror, PhotoWorks or any of their respective affiliates or representatives considered, or now considers, this information to be a reliable prediction of actual future results, and such data should not be relied upon as such. None of American Greetings Corporation, AG, Offeror or any of their respective affiliates or representatives, has made or makes any representations to any person regarding the ultimate performance of PhotoWorks compared to the information contained in the projections, and none of them intends to provide any update or revision thereof.

	Fiscal Year Ended
	September 30, 2008	September 30, 2009	September 30, 2010
	(in thousands)
Total Revenue	$16,302	$25,797	$40,729
Gross Profit	7,630	12,257	19,354
Gain (Loss) from Operations	(2,633)	(258)	5,532

Readers of this Offer to Purchase are cautioned not to rely on the PhotoWorks projections. These projections are forward-looking statements and are based on expectations and assumptions at the time they were prepared, including the ability of PhotoWorks to raise a significant amount of additional capital. The projections are not guarantees of future performance and involve risks and uncertainties that may cause future financial results and shareholder value of PhotoWorks to materially differ from those expressed in the projections. Accordingly, none of PhotoWorks, American Greetings Corporation, AG or Offeror can assure you that the projections will be realized or that PhotoWorks’s future financial results will not materially vary from the projections. The projections do not take into account the Offer or the Merger or any of the transactions contemplated by the Merger Agreement. None of PhotoWorks, American Greetings Corporation, AG or Offeror intends to update or revise the projections. For a discussion of risks and uncertainties that may be relevant to PhotoWorks’s results, please refer to PhotoWorks’s filings with the SEC.

9.	INFORMATION CONCERNING AMERICAN GREETINGS CORPORATION, AG AND OFFEROR

American Greetings Corporation is an Ohio corporation with its principal executive offices located at One American Road, Cleveland, Ohio 44144. American Greetings Corporation’s telephone number is (216) 252-7300. American Greetings Corporation designs, manufactures and sells everyday and seasonal greeting cards and other social expression products.

AG is a Delaware corporation with its principal executive offices located at One American Road, Cleveland, Ohio 44144. AG’s telephone number is (216) 889-5000. AG is an indirect, wholly owned subsidiary of American Greetings Corporation. AG distributes social expression products, including e-mail greetings, personalized printable greeting cards and a broad range of graphics, through a variety of digital and other electronic channels, including websites, internet portals, instant messaging services and electronic mobile devices.

Offeror’s principal executive offices are located c/o AG.com at One American Road, Cleveland, Ohio 44144. Offeror’s telephone number is (216) 889-5000. Offeror is a newly formed Washington corporation and a wholly owned subsidiary of AG. Offeror has not conducted any business other than in connection with the Offer and the Merger.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of American Greetings Corporation, AG and Offeror are set forth in Schedule I to this Offer to Purchase.

American Greetings Corporation is required to file its annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. American Greetings Corporation’s SEC filings are also available to the public from commercial document retrieval services and at the Internet worldwide web site maintained by the SEC at www.sec.gov.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase: (1) neither American Greetings, nor, to American Greetings’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of American Greetings or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of PhotoWorks, (2) neither American Greetings nor, to American Greetings’ knowledge, any of the persons or entities referred to in clause (1) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of PhotoWorks during the past 60 days, (3) neither American Greetings nor, to American Greetings’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of PhotoWorks (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (4) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between American Greetings or any of its subsidiaries, or, to American Greetings’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and PhotoWorks or any of its executive officers, directors or affiliates, on the other hand and (5) during the two years prior to the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between American Greetings or any of its subsidiaries, or, to American Greetings’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and PhotoWorks or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of American Greetings Corporation, AG, Offeror or any of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of American Greetings Corporation, AG, Offeror or any of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

10.	BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH PHOTOWORKS

AG regularly reviews strategic opportunities with American Greetings Corporation’s senior management and the American Greetings Corporation board of directors. These discussions have included the potential opportunities and threats posed by the proliferation of digital photography and broadband connectivity and consumers’ ability to connect and express themselves through photographs.

On July 24, 2007, Josef Mandelbaum, AG’s president and chief executive officer, sent an email to Andrew Wood, PhotoWorks’s chief executive officer, in which Mr. Mandelbaum expressed an interest in learning more about PhotoWorks’s business. Mr. Mandelbaum proposed a meeting with Mr. Wood to discuss AG’s interest in PhotoWorks.

On August 2, 2007, Mr. Mandelbaum met with Mr. Wood and David Douglass, the chief financial officer of PhotoWorks, at PhotoWorks’s Seattle offices. Mr. Mandelbaum explored with the PhotoWorks executives the possibility of a business combination between PhotoWorks and AG. Mr. Wood indicated that he would need to consult with the PhotoWorks board of directors, but the parties had preliminary, high level discussions about their respective businesses. No terms of a transaction were discussed.

On August 6, 2007, Mr. Wood confirmed to Mr. Mandelbaum that the PhotoWorks board of directors was supportive of exploring a potential combination of PhotoWorks and AG.

On August 14, 2007, American Greetings Corporation and PhotoWorks entered into a confidentiality agreement to facilitate the exchange of due diligence materials between management representatives and legal counsel of the two companies. Beginning on September 5, 2007, PhotoWorks made due diligence materials available to AG through an electronic data room. Representatives of AG and American Greetings Corporation promptly commenced due diligence.

On August 29, 2007, Michael Waxman-Lenz, a director and the treasurer of AG, and Sally Babcock of AG, met with Joseph Waechter, the chairman of the board of PhotoWorks, in San Francisco. At the meeting Mr. Waechter explained that the PhotoWorks board of directors was generally supportive of a transaction with AG, but he made it clear they expected a price significantly greater than PhotoWorks’s market capitalization at the time, which was approximately $11 million. Mr. Waxman-Lenz responded that AG had not completed enough of its due diligence to propose a firm price, but replied that Mr. Waechter’s expectations were not consistent with AG’s initial valuation expectations based on PhotoWorks’s public filings.

On September 5, 2007 and September 6, 2007, Mr. Waxman-Lenz, Ms. Babcock and several other representatives of AG met with various members of PhotoWorks’s management in Seattle to learn more about PhotoWorks’s organization structure and personnel, operating and marketing strategies, customer base metrics, information technology platform and financial performance.

On September 6, 2007, Mr. Mandelbaum presented an overview of the AG strategy for its entry into the online photo market to American Greetings Corporation’s board of directors at a regularly scheduled meeting. Mr. Mandelbaum’s overview included a description and summary of PhotoWorks and its business model and financial performance, as well as a description of a possible acquisition of Webshots, an online photo and video sharing Internet site. Mr. Mandelbaum also gave an overview of the financial aspects of a potential transaction with PhotoWorks. The board of directors supported further discussions with PhotoWorks but did not authorize a specific price or transaction.

On September 11, 2007, Mr. Mandelbaum, Mr. Waxman-Lenz and Ms. Babcock met with senior executives of American Greetings Corporation to provide them with an update regarding the status of due diligence and discussions with PhotoWorks. At that meeting, Mr. Mandlebaum was directed to continue discussions with PhotoWorks to negotiate an acquisition price that would meet AG’s investment criteria, although no specific price was authorized.

On September 19, 2007, Mr. Mandelbaum, Mr. Waxman-Lenz and Stephen Smith, American Greetings Corporation’s senior vice president and chief financial officer, met with representatives of UBS, an investment bank that has previously provided services to American Greetings Corporation, to discuss the acquisition strategy regarding PhotoWorks and Webshots. UBS reviewed for the executives a summary of comparable transactions in the online photo industry and the internet industry at large.

On September 20, 2007, executives of AG and American Greetings Corporation met to discuss the potential transaction with PhotoWorks as well as the Webshots transaction. The meeting focused on finalizing the strategy and ultimate price range to propose offering to PhotoWorks.

On October 2, 2007, at a meeting in San Francisco with Mr. Waechter, Mr. Mandelbaum indicated that he believed that a combination of PhotoWorks and AG would be beneficial for the shareholders of both companies and that a possible range of value that AG would be willing to pay for PhotoWorks was between $20 and 25 million subject to further due diligence. Mr. Waechter agreed in concept that a combination made sense for both companies but was not willing to consider a transaction unless it was at least between $35 and $40 million in the aggregate. Mr. Waechter and Mr. Mandelbaum agreed to talk again in the next few days to determine if they could find a middle ground that would work for both companies.

At various meetings on October 9, 10 and 11, 2007, executives of AG and American Greetings Corporation met to determine whether AG should continue to pursue a transaction with PhotoWorks and, if so, at what price. Representatives of UBS participated in one of these meetings to assist American Greetings in evaluating its options with PhotoWorks and Webshots.

On October 12, 2007, Mr. Mandelbaum called Mr. Waechter and outlined AG’s proposal for a definitive transaction. Mr. Mandelbaum advised Mr. Waechter that AG was willing to proceed with either a $25 million aggregate transaction price with no post-closing indemnification rights for breaches of PhotoWorks’s representations and warranties, either through a cash merger or a cash tender offer, or a $25 million purchase price at closing, with an additional $5 million held in escrow for two to three years as security for indemnification claims. Mr. Waechter indicated that he could support a transaction with a $30 million aggregate purchase price and a $5 million escrow. Mr. Mandelbaum indicated that American Greetings and its outside counsel, Baker & Hostetler LLP (“Baker”), would prepare a first draft of the merger agreement.

On October 17, 2007, Mr. Wood met with various members of AG’s management at AG’s headquarters in Cleveland for the purpose of getting to know more about AG and its senior executives.

On October 23, 2007, Mr. Zev Weiss, Mr. Smith, Ms. Kilbane, American Greetings Corporation’s senior vice president, general counsel and secretary, and Mr. Mandelbaum called individual members of the American Greetings Corporation board of directors to review a photo strategy presentation prepared by Mr. Mandelbaum, including a proposal to approve the acquisition of Webshots and a further update on the status of the PhotoWorks transaction.

On November 2, 2007, AG distributed a first draft of a merger agreement to PhotoWorks. The draft agreement provided for an acquisition of PhotoWorks by American Greetings through a merger of an American Greetings subsidiary with and into PhotoWorks. In the merger, the PhotoWorks shareholders would receive an aggregate cash payment at closing of $25 million (less closing date indebtedness of PhotoWorks and any closing date working capital deficiencies of PhotoWorks), and an additional $5 million would be placed in escrow to secure post-closing indemnification claims. The draft merger agreement contemplated that certain PhotoWorks shareholders would be required to enter into voting agreements at the time the merger agreement was signed, pursuant to which they would agree to vote in favor of the merger.

On November 6, 2007, Mr. Mandelbaum met with Mr. Wood and Mr. Douglass at PhotoWorks’s headquarters to review their major comments to the draft merger agreement. They commented that the structure of the transaction, driven by the need for post-closing indemnification and an escrow, was complicated and that a shareholder meeting required by the cash merger meant the deal would take too long to close. Accordingly, they proposed that the transaction be structured as a cash tender offer without post-closing indemnification or an escrow. Mr. Mandelbaum responded that AG would be willing to consider simplifying the transaction, but that the aggregate purchase price would need to be reduced to $25 million to compensate for the additional risk, lack of an escrow and the additional cost of a cash tender offer. Mr. Wood responded that $25 million was inadequate and proposed an aggregate purchase price of $27.5 million. Mr. Mandelbaum replied that $27.5 million would not be acceptable. They each agreed to discuss the price with their respective colleagues and boards of directors.

On November 7, 2007, members of American Greetings and PhotoWorks management met with each other and their respective counsel to discuss the purchase price negotiations. On the evening of November 7, 2007, Mr. Mandelbaum called Mr. Waechter, and they agreed upon a $26.5 million aggregate purchase price.

On the morning of November 13, 2007, Baker distributed a revised merger agreement draft reflecting a cash tender offer and incorporating comments received from PhotoWorks and its outside counsel, Heller Ehrman LLP (“Heller”). AG’s condition that certain shareholders deliver voting agreements was revised to require delivery by such shareholders of a share tender agreement, pursuant to which they would agree to tender their shares in the proposed tender offer and vote in favor of the second-step merger, if necessary.

On the evening of November 13, 2007, Mr. Mandelbaum, Mr. Waxman-Lenz, Mr. Waechter, Mr. Wood and Mr. Douglass, as well as members of Baker and Heller, had a telephonic conference call to review the revised agreement and to discuss outstanding material issues. During this call, the parties agreed that the $26.5 million aggregate purchase price represented 59.5 cents per PhotoWorks share and further agreed that PhotoWorks would pay AG a termination fee of $1 million in the event the Merger Agreement was terminated for certain specific reasons.

From November 9, 2007 to November 19, 2007, PhotoWorks continued to provide information to AG, and AG continued to perform due diligence, including in-person and telephone conversations with members of PhotoWorks’s management and PhotoWorks’s current and former auditors. On November 15, 2007, Heller distributed to Baker a first draft of the disclosure schedule. From November 13, 2007 until November 28, 2007, the parties and their respective counsel, through various emails and telephone conversations, negotiated the final version of the merger agreement, disclosure schedule and ancillary documents, including the form of share tender agreement.

On November 13, 2007, a summary of the transaction with PhotoWorks and a copy of the substantially complete merger agreement draft was sent to the American Greetings Corporation board of directors in preparation for a special telephonic meeting of the board to be held on November 15, 2007. At that meeting, in which Mr. Mandelbaum, Mr. Smith, Ms. Kilbane and a representative of Baker participated, Mr. Mandelbaum summarized the PhotoWorks transaction and its status. After a discussion among the board members, the transaction was unanimously approved as outlined, and Mr. Mandelbaum and Mr. Zev Weiss were authorized to sign the merger agreement.

On November 27, 2007, Mr. Wood called Mr. Mandelbaum to inform him that the PhotoWorks board of directors unanimously approved the transaction, including the Offer and the Merger, and that the parties should proceed to a signing. On November 27 and 28, 2007, the parties and their respective counsel finalized the merger agreement, the disclosure schedule and various other documents related to the transaction.

Following the close of the market on November 28, 2007, AG, Offeror and PhotoWorks executed the Merger Agreement, and AG, Offeror, PhotoWorks and the PhotoWorks shareholders a party to the Tender Agreements executed the Tender Agreements, at which time those agreements became binding on the parties. Immediately thereafter, American Greetings and PhotoWorks issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of PhotoWorks by American Greetings.

11.	PURPOSE OF THE OFFER; THE MERGER AGREEMENT; STATUTORY REQUIREMENTS; DISSENTERS’ RIGHTS; “GOING PRIVATE” TRANSACTIONS; PLANS FOR PHOTOWORKS

(a) Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, PhotoWorks. The Offer, as the first step in the acquisition of PhotoWorks, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital shares of PhotoWorks not purchased pursuant to the Offer or otherwise.

(b) The Merger Agreement. The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which American Greetings has filed as an exhibit to the Tender Offer Statement on Schedule TO that American Greetings has filed with the SEC, which you may examine and copy as set forth in Section 9 — “Information Concerning American Greetings Corporation, AG and Offeror.”

The Offer. The Merger Agreement provides that Offeror will commence the Offer as promptly as reasonably practicable after the date of the Merger Agreement and in any event within 10 business days of the date of the Merger Agreement, and that, subject to the terms and prior satisfaction or waiver of the conditions of the Offer, as set forth in Section 14 — “Conditions of the Offer,” Offeror will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of PhotoWorks, Offeror will not (1) decrease the price to be paid in the Offer or change the form of consideration payable in the Offer, (2) decrease the number of Shares sought to be purchased in the Offer, (3) impose additional conditions to the Offer or amend any condition in a manner that is adverse to the holders of Shares, (4) waive or amend the Minimum Condition or (5) make any other change in the terms of the Offer in a manner that is materially adverse to the holders of Shares. However, Offeror may commence a subsequent offering period for three to 20 business days to acquire the outstanding Shares if all of the conditions of the Offer are satisfied but the number of Shares that have been validly tendered and not withdrawn in the Offer, together with any Shares then owned by AG, is less than 90% of the outstanding Shares.

The Merger Agreement also provides that if, at the then-scheduled Expiration Date, any of the conditions of the Offer have not been satisfied or waived, Offeror may, from time to time, extend the Offer for one or more periods of time of not more than 10 business days (or such longer periods as PhotoWorks may agree in writing) per extension until such conditions of the Offer have been satisfied or waived. In addition, Offeror will extend the Offer for any period required by any rule or position of the SEC or the Staff of the SEC applicable to the Offer.

Recommendation. PhotoWorks has represented to AG in the Merger Agreement that the PhotoWorks board of directors, at a meeting duly called and held, has unanimously (1) approved the Merger Agreement and determined that the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the PhotoWorks shareholders, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in all respects (which approval constitutes approval of the Offer, the Merger, the Merger Agreement and the Tender Agreements for purposes of Section 23B.19.040 of the WBCA) and (3) resolved to recommend that the PhotoWorks shareholders accept the Offer, tender their Shares in the Offer and approve the Merger Agreement and the Merger to the extent required by applicable law. PhotoWorks further represented that Newforth Partners LLC, PhotoWorks’s financial advisor, has delivered to the PhotoWorks board of directors an opinion to the effect that, as of the date of the Merger Agreement, the consideration to be received by the PhotoWorks shareholders pursuant to the Offer and the Merger is fair, from a financial point of view, to the PhotoWorks shareholders.

Directors. The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the acceptance of any Shares for payment by AG, Offeror or any of their affiliates pursuant to the Offer (the “Acceptance Time”), and from time to time thereafter and subject to certain requirements discussed in this paragraph below, AG is entitled to designate up to such number of directors, rounded to the nearest whole number constituting at least a majority of the directors, on the PhotoWorks board of directors as will give Offeror representation on the PhotoWorks board of directors equal to the product of the total number of directors on the PhotoWorks board of directors (giving effect to any increase in the number of directors so elected pursuant to the Merger Agreement) and the percentage that such number of Shares beneficially owned by AG, Offeror or its affiliates bears to the total number of Shares then outstanding. PhotoWorks will use its reasonable best efforts to, upon AG’s request, promptly, at AG’s election, either increase the size of the PhotoWorks board of directors or seek and accept the resignation of such number of directors as is necessary to enable AG’s designees to be so elected. Subject to certain requirements discussed in this paragraph below, PhotoWorks will, at such times, cause individuals designated by AG to constitute the same percentage of each committee of the PhotoWorks board of directors as AG’s designees represent on the PhotoWorks board of directors. Notwithstanding anything to the contrary in the Merger Agreement, at least one member of the PhotoWorks board of directors on the date of the Merger Agreement shall be entitled to remain of the PhotoWorks board of directors until the time the Merger becomes effective (the “Effective Time”). Prior to the Effective Time, any termination of the Merger Agreement by mutual consent must be approved in writing by AG and a majority of the members of the PhotoWorks board of directors not appointed by AG pursuant to the Merger Agreement as described above.

The Merger. The Merger Agreement provides that, following the satisfaction or waiver of certain conditions precedent to the Merger, Offeror will be merged with and into PhotoWorks. Following the Merger, the separate corporate existence of Offeror will cease and PhotoWorks will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of AG.

PhotoWorks has agreed that, if required by applicable law in order to consummate the Merger, it will, in accordance with applicable law (1) duly call, give notice of, convene and hold a special meeting of the PhotoWorks shareholders as promptly as practicable following the Acceptance Time (or, if later, following the termination of the subsequent offering period, if any) for the purpose of approving the Merger Agreement, (2) as promptly as reasonably practicable following the Acceptance Time, prepare and file with the SEC the proxy or information statement relating to such special meeting (the “Proxy Statement”), (3) include in the Proxy Statement the recommendation of the PhotoWorks board of directors that the shareholders of PhotoWorks vote in favor of the approval of the Merger Agreement, (4) respond as promptly as reasonably practicable to any comments received from the SEC and provide copies of such comments to AG upon receipt, (5) use all reasonable efforts to have cleared by the SEC and mailed to PhotoWorks Stockholders as promptly as reasonably practicable, the Proxy Statement and other customary proxy or other materials for meetings such as the special meeting, (6) to the extent required by applicable law, as promptly as reasonably practicable prepare, file and distribute to the PhotoWorks shareholders any supplement or amendment to the Proxy Statement and (7) otherwise use all reasonable efforts to comply with all requirements of law applicable to the special meeting and the Merger.

The Merger Agreement further provides that, notwithstanding the foregoing, if AG or Offeror acquires, including as a result of the exercise of the merger option, at least 90% of the outstanding Shares, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time without a meeting of the PhotoWorks shareholders in accordance with Section 23B.11.040 of the WBCA.

Short-Form Merger Option. PhotoWorks granted to AG and Offeror an irrevocable and assignable option to purchase, at a per share price equal to the price to be paid in the Offer, a number of newly-issued Shares that, when added to the number of Shares owned by AG and Offeror immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis. The option is only exercisable after AG and Offeror beneficially own at least 80% of the outstanding Shares.

Treatment of Shares in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of AG, Offeror or PhotoWorks: (1) each capital share of Offeror issued and outstanding immediately prior to the Effective Time will be converted into one capital share of the Surviving Corporation, such shares thereafter constituting all of the issued and outstanding capital shares of the Surviving Corporation; (2) each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares held in the treasury of PhotoWorks or held by any of its direct or indirect subsidiaries, (b) any Shares owned by AG or Offeror and (c) Shares held by a holder who is entitled to demand and properly demands the appraisal for such Shares (“Dissenting Shares”), pursuant to, and who complies in all respects with, the provisions of Section 23B.13 of the WBCA), will be canceled and cease to exist, and will be converted into and represent the right to receive an amount of cash, without interest, equal to the price paid in the Offer and (3) any Shares that are held in the treasury of PhotoWorks or held by any of its direct or indirect subsidiaries, and each Share owned by AG or Offeror, will be cancelled and retired and no payment will be made in respect thereof. If a PhotoWorks shareholder fails to validly perfect or loses such dissenters’ rights, then the Dissenting Shares will be deemed to have been canceled at the Effective Time, and such PhotoWorks shareholder will be entitled to receive the price paid in the Offer (payable without any interest thereon) as compensation for such cancellation. See “— Dissenters’ Rights.”

Representations and Warranties. Pursuant to the Merger Agreement, PhotoWorks has made customary representations and warranties to AG and Offeror with respect to, among other matters, its organization and standing; subsidiaries; corporate power and authority; capitalization; the recommendation of the PhotoWorks board of directors; voting requirements; conflicts, consents and approvals; the absence of certain changes including any PhotoWorks Material Adverse Effect (as defined below); filings with the SEC and securities law matters; the absence of certain changes including any PhotoWorks Material Adverse Effect (as defined below); taxes; compliance with laws and permits; intellectual property; title to and condition of properties; litigation; employee benefits matters; contracts; accounts receivable; labor matters; undisclosed liabilities; the operation of PhotoWorks’s and its subsidiaries’ business and business relationships with suppliers; product warranties and liabilities; environmental matters; exemption from anti-takeover laws and the termination of the PhotoWorks rights agreement; insurance; the books of account and records of PhotoWorks and its subsidiaries; information supplied and to be supplied for inclusion in the proxy statement and the Tender Offer Statement of Schedule TO and the Schedule 14D-9; compliance with the Foreign Corrupt Practices Act; prior purchase and sale agreements; the opinion of PhotoWorks’s financial advisor; and brokerage and finders’ fees and expenses. AG and Offeror have made customary representations and warranties to PhotoWorks with respect to, among other matters, organization and standing; corporate power and authority; the capitalization of Offeror; conflicts; consents and approvals; brokerage and finders’ fees and information supplied and to be supplied for inclusion in the proxy statement and the Tender Offer Statement on Schedule TO and the Schedule 14D-9.

The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and are qualified by information in confidential disclosure schedules provided by PhotoWorks to AG and Offeror in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between AG and Offeror, on the one hand, and PhotoWorks, on the other hand, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about AG, Offeror or PhotoWorks.

Efforts to Close the Transactions. In the Merger Agreement, each of AG, Offeror and PhotoWorks agreed to use its reasonable efforts to take all action and do all things necessary, proper or advisable to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement, including using reasonable efforts to take any additional action that may be necessary, proper or advisable in connection with any notices to, filings with, and authorizations, consents and approvals of any court, tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority that it may be required to give, make or obtain.

Indemnification; Directors’ and Officers’ Insurance. Pursuant to the Merger Agreement, from and after the Effective Time, AG must: (i) during the six-year period beginning as of the Effective Date, cause (including providing adequate funding) the Surviving Corporation to indemnify and hold harmless the officers and directors of PhotoWorks currently in office on the date of the Merger Agreement and the former officers and directors of PhotoWorks in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the PhotoWorks articles of incorporation and the PhotoWorks bylaws in effect on the date of the Merger Agreement and (ii) use its reasonable efforts to cause the Surviving Corporation to maintain in effect for not less than six years after the Effective Time the policy of director’s and officer’s insurance of PhotoWorks in effect on the date of the Merger Agreement with respect to matters occurring prior to the Effective Time; provided, however, that the Surviving Corporation may substitute therefor policies containing terms and conditions which are no less advantageous to covered officers and directors; and, provided, further, that in no event will AG or the Surviving Corporation be required to expend an annual premium for such coverage in excess of 200% of the last annual premium paid by PhotoWorks for such insurance prior to the date of the Merger Agreement (the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, the Surviving Corporation will obtain that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

Conduct of PhotoWorks’s Business. During the period from the date of the Merger Agreement to the Effective Time, the Merger Agreement obligates PhotoWorks to conduct, and to cause each of its subsidiaries to conduct, its operations in the ordinary course, except as expressly contemplated by the Merger Agreement and the transactions contemplated by the Merger Agreement, and obligates PhotoWorks to use reasonable efforts to maintain and preserve its business organization and its material rights and franchises, to retain the services of its officers and key employees, to maintain relationships with customers, suppliers, lessees, licensees and other third parties, and to maintain all of its operating assets in their current condition (normal wear and tear excepted), to the end that their goodwill and ongoing business shall not be impaired in any material respect. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of PhotoWorks prior to the Effective Time, which provide that, subject to certain exceptions, PhotoWorks will not (and will not permit any of its subsidiaries to) take certain actions, except as otherwise expressly contemplated by the Merger Agreement and the transactions contemplated by the Merger Agreement or with the prior written consent of AG (which consent will not be unreasonably withheld, conditioned or delayed if the Expiration Date has not occurred within 60 days of the commencement of the Offer), including, among other things, actions related to dividends and distributions; issuances, sales, purchases and recapitalizations of its capital stock; amendments to their organizational documents; acquisitions or sales of assets or properties; material commitments or transactions outside of the ordinary course; assumption of indebtedness; capital expenditures; litigation settlements; waivers of material claims; material contracts and benefit plans; granting severance or termination pay or increasing compensation; acceleration of the payment of benefits; changes in tax or accounting methods and material modifications to pricing or investment policies.

PhotoWorks 401(k) Plan. The Merger Agreement provides that, if requested by AG in writing prior to the Acceptance Date, the PhotoWorks board of directors shall terminate the PhotoWorks 401(k) Plan effective as of one business day before the Acceptance Date.

Intellectual Property Matters. The Merger Agreement obligates PhotoWorks to use all reasonable efforts to preserve its ownership or other rights to the intellectual property owned and used by PhotoWorks and its subsidiaries (the “Intellectual Property”) free and clear of any liens (other than certain permitted liens and those that exist on the date of the Merger Agreement and are disclosed in a disclosure schedule) and to use all reasonable efforts to assert, protect and defend the Intellectual Property against all claims or demands of third parties and prosecute any infringement of any Intellectual Property or any misappropriation or disclosure of any material trade secret, confidential information or know-how that forms a part of the Intellectual Property. PhotoWorks must promptly notify AG in writing (i) if it becomes aware of or receives any notice, demand or correspondence from any third party relating to any claims, whether existing before the date of the Merger Agreement or arising thereafter, that any intellectual property owned, used or licensed by PhotoWorks infringes such third party’s trademark, copyright, patent or other proprietary or intellectual property rights or (ii) of any claim or act of any other person or entity which constitutes or might constitute or result in an infringement of any Intellectual Property or any product or services provided by PhotoWorks or any of its subsidiaries. Pursuant to the Merger Agreement, PhotoWorks agreed that it will not, and its subsidiaries will not, (x) sell or otherwise dispose of any intellectual property, or any interest therein or (y) abandon nor fail to pay any fees or annuity due and payable on any Intellectual Property, nor fail to file any required affidavit in support thereof.

No Solicitation. The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, PhotoWorks will not, and will not authorize or permit any of its subsidiaries or any of its or its subsidiaries’ directors, officers, employees, agents or representatives to, directly or indirectly:

•	solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of any Takeover Proposal (as defined below);

•

negotiate, explore or otherwise engage in discussions with any person or entity (other than AG, Offeror or their respective directors, officers, employees, agents and representatives) with respect to any Takeover Proposal; or

•	enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement.

PhotoWorks must notify AG promptly (and in any event within 24 hours) upon receipt of any Takeover Proposal or indication by any Person that it is considering a Takeover Proposal, any request for non-public information relating to PhotoWorks or any of its subsidiaries other than requests for information in the ordinary course of business and unrelated to a Takeover Proposal or any inquiry or request for discussions or negotiations regarding any Takeover Proposal. Such notification must include the identity of the person or entity making the Takeover Proposal and a copy of such Takeover Proposal when available (or a description of such Takeover Proposal when a copy of such Takeover Proposal is not available). In addition, PhotoWorks must keep AG reasonably informed on a current basis of any modifications and the status of any such Takeover Proposal. PhotoWorks must notify AG promptly (and in any event within 24 hours) orally and in writing if it determines to begin providing information or to engage in negotiations concerning a Takeover Proposal as provided in the following paragraph.

Neither the PhotoWorks board of directors nor any committee thereof shall (1) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to AG, the PhotoWorks board of directors’ recommendation to approve the Offer, the Merger and the Merger Agreement, (2) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (3) cause PhotoWorks to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal. Notwithstanding the foregoing, at any time prior to the Acceptance Time:

•

PhotoWorks may engage in discussions or negotiations with a person or entity who has made an unsolicited written Takeover Proposal if, prior to taking such action, (1) PhotoWorks enters into a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to PhotoWorks than those contained in the confidentiality agreement between American Greetings Corporation and PhotoWorks, dated August 14, 2007 and (2) the PhotoWorks board of directors determines in good faith (x) after receiving advice from its financial advisors and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal (as defined below) and (y) after receiving advice of its outside legal counsel, that such action is necessary to comply with its fiduciary obligations to the PhotoWorks shareholders under applicable law;

•

PhotoWorks may furnish or disclose any non-public information relating to PhotoWorks or any of its subsidiaries to a person or entity who has made an unsolicited written Takeover Proposal if, prior to taking such action, the Board of Directors of PhotoWorks determines in good faith (1) after receiving advice from its financial advisors and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (2) after receiving advice from its outside legal counsel, that such action is necessary to comply with its fiduciary obligations to the PhotoWorks Shareholders under applicable law, but only so long as PhotoWorks (x) has caused such person or entity to enter into an acceptable confidentiality agreement and (y) concurrently discloses such non-public information to AG if such non-public information has not previously been disclosed to AG;

•

the PhotoWorks board of directors may withdraw, modify or amend its recommendation to the PhotoWorks shareholders to approve the Offer, the Merger and the Merger Agreement, in a manner adverse to AG, if the PhotoWorks board of directors has determined in good faith, after receiving a written opinion from its outside legal counsel, that such action is necessary to comply with its fiduciary obligations to the PhotoWorks shareholders under applicable law; provided, that prior to any such withdrawal, modification or amendment, (1) PhotoWorks shall have given AG prompt written notice advising AG of (x) the decision of the PhotoWorks board of directors to take such action and (y) in the event the decision relates to a Takeover Proposal, the material terms and conditions of the Takeover Proposal, including the identity of the party making such Takeover Proposal and, if available, a copy of the relevant proposed transaction agreements with such party and other material documents, (2) PhotoWorks shall have given AG five business days after delivery of each such notice to propose revisions to the terms of the Merger Agreement (or make another proposal) and shall have negotiated in good faith with AG with respect to such proposed revisions or other proposal, if any and (3) the

PhotoWorks board of directors shall have determined in good faith, after considering the results of such negotiations and giving effect to the proposals made by AG, if any, and after receiving a written opinion from its outside legal counsel, that such withdrawal, modification or amendment of the PhotoWorks board of directors’ recommendation is required to comply with its fiduciary obligations to the PhotoWorks shareholders under applicable law. If the PhotoWorks board of directors does not make the determination referred to in clause (3) of this paragraph but thereafter determines to withdraw, modify or amend the PhotoWorks board of directors’ recommendation, the procedures referred to in clauses (1), (2) and (3) above shall apply anew and shall also apply to any subsequent withdrawal, amendment or modification; and

•

if the PhotoWorks board of directors determines in good faith after receiving a written opinion from its financial advisors and outside legal counsel, in response to a bona fide written Takeover Proposal that was unsolicited (or that was properly solicited in accordance with terms of the Merger Agreement) and that did not otherwise result from a breach of the foregoing in any material respect, that such Takeover Proposal constitutes a Superior Proposal, (1) PhotoWorks may terminate the Merger Agreement, (2) the PhotoWorks board of directors may approve or recommend such Superior Proposal to the PhotoWorks shareholders and/or (3) immediately prior to or concurrently with the termination of the Merger Agreement, enter into any letter of intent, understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement with respect to such Superior Proposal; provided, that PhotoWorks shall not terminate the Merger Agreement or approve or recommend such Superior Proposal pursuant to this clause, and any such purported termination or approval shall be void and of no force or effect, unless PhotoWorks pays to AG a termination fee in the amount of $1,000,000; and provided that PhotoWorks shall not exercise its right to terminate the Merger Agreement pursuant to this clause, and the PhotoWorks board of directors may not approve or recommend any Superior Proposal, unless (I) PhotoWorks has provided a written notice to AG advising AG that PhotoWorks has received a Superior Proposal and including all material information related to the Superior Proposal and (II) AG does not, within five business days following its receipt of such notice, make an offer that, as determined by the PhotoWorks board of directors in good faith after receiving a written opinion from its financial advisors and outside legal counsel, results in the applicable Takeover Proposal no longer being a Superior Proposal (provided that, during such five business day period, PhotoWorks shall negotiate in good faith with AG, to the extent AG wishes to negotiate, to enable AG to make such offer).

The term “Takeover Proposal” means any inquiry, proposal or offer from any person or entity or group of persons or entities other than AG or Offeror relating to any direct or indirect acquisition or purchase of a business or division (or more than one of them) that in the aggregate constitutes 15% or more of the net revenues, net income or assets of PhotoWorks and its subsidiaries, taken as a whole, or 15% or more of the equity interest in PhotoWorks and its subsidiaries, taken as a whole (by vote or value), any tender offer or exchange offer that if consummated would result in any person or entity or group of persons or entities beneficially owning 15% or more of the equity interest (by vote or value) in PhotoWorks and its subsidiaries, taken as a whole, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving PhotoWorks (or any subsidiary or subsidiaries of PhotoWorks whose business constitutes 15% or more of the net revenues, net income or assets of PhotoWorks and its subsidiaries, taken as a whole).

The term “Superior Proposal” means any bona fide written Takeover Proposal that the PhotoWorks board of directors determines in good faith (after consultation with a financial advisor having reasonably sufficient experience in such matters) (x) is reasonably likely to be consummated (if accepted) and (y) to be more favorable (taking into account (i) all financial and strategic considerations, including relevant legal, financial, regulatory and other aspects of such Takeover Proposal and the Merger and the other transactions contemplated by the Merger Agreement deemed relevant by the board of directors, (ii) the identity of the third party making such Takeover Proposal, (iii) the anticipated timing, conditions and prospects for completing such Takeover Proposal, including the prospects for obtaining regulatory approvals and financing, and any third party shareholder approvals and (iv) the other terms and conditions of such Takeover Proposal) to the PhotoWorks shareholders from a financial point of view than the Merger and the other transactions contemplated by the Merger Agreement (taking into account all of the terms of any proposal by AG or Offeror to amend or modify the terms of the Merger and the other transactions contemplated by the Merger Agreement), except that the reference to “15%” in the definition of “Takeover Proposal” shall be deemed to be a reference to “50%.”

Access to Information. The Merger Agreement provides that, subject to applicable law, PhotoWorks must provide, and cause its subsidiaries and its and their agents and representatives to provide, AG and its agents and representatives, during normal business hours and upon reasonable advance notice (i) such access to the officers, management employees, offices, properties, books and records of PhotoWorks and its subsidiaries (so long as such access does not unreasonably interfere with their operations) as AG reasonably may request and (ii) all documents that AG reasonably may request. Notwithstanding the foregoing, AG shall not have access to any books, records and other information the disclosure of which would, in PhotoWorks’s good faith opinion after receiving a written legal opinion from legal counsel, result in the loss of attorney-client privilege or would violate the terms of a confidentiality agreement, provision or like obligation (provided, that PhotoWorks shall use all reasonable efforts to obtain a waiver therefrom for the benefit of AG) with respect to such books, records and other information. The Merger Agreement obligates the parties to make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply.

Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of AG, Offeror and PhotoWorks to consummate the Merger are subject to the satisfaction (or waiver by AG, Offeror or PhotoWorks, if permissible under applicable law) of each of the following conditions:

•

no applicable law, temporary restraining order, preliminary or permanent injunction, judgment or ruling by any court, tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority will be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal;

•	if and to the extent required by applicable law, PhotoWorks shareholders will have approved and adopted the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	Offeror will have accepted for payment and paid for the Shares pursuant to the Offer in accordance with the terms of the Merger Agreement; and

•

no suit, claim, action, proceeding or investigation by any court, tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority will be instituted that seeks to prevent consummation of the Merger or seeks material damages in connection with the transactions contemplated by the Merger Agreement and continue to be outstanding.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, and the Offer and the Merger may be abandoned:

(1)	whether before or after any approval of the Merger Agreement by the PhotoWorks shareholders, by mutual written consent of AG and the majority of those members of the PhotoWorks board of directors that were not appointed by AG pursuant to the terms of the Merger Agreement;

(2)	by either AG or PhotoWorks, whether before or after any approval of the Merger Agreement by the PhotoWorks shareholders, if the Merger has not been consummated on or before May 28, 2008, except that the right to terminate the Merger Agreement pursuant to this clause is not available to any party whose failure to fulfill any of its obligations under the Merger Agreement was the principal cause of, or resulted in, the failure to consummate the Merger by such date;

(3)	by either AG or PhotoWorks if any applicable law, order, injunction, judgment or ruling by any court, tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority that prevents the Merger has become final and nonappealable;

(4)	by either AG or PhotoWorks if the Offer has expired or been terminated in accordance with the terms of the Merger Agreement without Offeror having accepted for purchase any Shares pursuant to the Offer, other than due to a breach of the Merger Agreement by the terminating party;

(5)	by AG, prior to the Acceptance Time, if the PhotoWorks board of directors (a) withdraws, modifies or qualifies in any manner adverse to AG its recommendation for the Offer, the Merger or the Merger Agreement, (b) approves, endorses or recommends a Takeover Proposal, (c) fails publicly to reaffirm its adoption and recommendation of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement within 10 business days of receipt of a written request by AG to provide such reaffirmation following a Takeover Proposal or (d) resolves or announces, or PhotoWorks resolves or announces, its intention to do any of the foregoing;

(6)	by AG, prior to the Acceptance Time, if PhotoWorks materially breaches any of the following obligations (or the PhotoWorks board of directors resolves to do anything resulting in a breach of the following): (a) to hold a special meeting of the PhotoWorks shareholders for the purpose of obtaining the approval of the PhotoWorks shareholders to the Merger and the Merger Agreement, to include the recommendation of the PhotoWorks board of directors that the PhotoWorks shareholder vote in favor of such approval, and to obtain such approval, (b) to take all necessary and appropriate action to cause the Merger to become effective as described herein in Section 11 — “Short-Form Merger Option” or (c) the nonsolicitation obligations described herein in Section 11 — “Nonsolicitation”;

(7)	by AG, prior to the Acceptance Time, if PhotoWorks materially breaches its obligations to prepare (with the cooperation of AG), file and mail to the PhotoWorks shareholders the Proxy Statement and any necessary amendments or supplements thereto, provided such breach is not cured within 10 business days following PhotoWorks’s receipt of written notice from AG of such breach;

(8)	by AG, prior to the Acceptance Time, if PhotoWorks breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, if such breach or failure to perform would result in the failure of a condition described in Section 14 — “Conditions of the Offer” to be satisfied, provided such breach or failure is not cured, or is incapable of being cured, by PhotoWorks within 20 business days following receipt of written notice from AG of such breach or failure;

(9)	by PhotoWorks, prior to the Acceptance Time, if AG or Offeror breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, if such breach of failure to perform (a) would result in (i) any representation or warranty of AG and Offeror contained in the Merger Agreement not being true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect (as defined below) set forth therein), except to the extent that the facts or matters as to which such representation or warranty is not so true and correct, individually or in the aggregate, have not had and could not reasonably be expected to have a Parent Material Adverse Effect or (ii) a failure by AG or Offeror to perform in all material respects its agreements, covenants and obligations required to be performed by it under the Merger Agreement at or prior to such time and (b) is not cured, or is incapable of being cured, by AG or Offeror within 20 business days following AG’s receipt of written notice from PhotoWorks of such breach or failure; or

(10)	by PhotoWorks, prior to the Acceptance Time, in accordance with the terms and subject to the conditions of its fiduciary right to terminate the Merger Agreement to accept a Superior Proposal; provided that, prior to or concurrently with such termination, PhotoWorks pays to AG the termination fee and expenses pursuant to the Merger Agreement described below.

The Merger Agreement defines a “Parent Material Adverse Effect” as any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, would prevent or materially impair or materially delay the ability of AG or Offeror to perform their obligations under the Merger Agreement or to consummate the transactions contemplated thereby.

Effect of Termination and Termination Fee. In the event of the termination of the Merger Agreement by either PhotoWorks or AG in accordance with its terms, the Merger Agreement will become void and have no further force or effect, without any liability on the part of any party to the Merger Agreement, except with respect to certain specified provisions, which provisions will survive any such termination, including provisions relating to the payment of termination fees and expenses in the circumstances described below. However, no party will be relieved from any liability resulting from its willful breach of the Merger Agreement.

If any of the following events occur, PhotoWorks will pay AG a termination fee equal to $1,000,000, net of any expenses previously paid by PhotoWorks:

•	the Merger Agreement is terminated by AG pursuant to clauses (5), (6) or (7) above (in which event payment must be made within two business days after such termination);

•	the Merger Agreement is terminated by PhotoWorks pursuant to clause (10) above (in which event payment must be made prior to or concurrently with such termination); or

•

if (i) a Takeover Proposal (or the intention of any person or entity to make one), whether or not conditional, shall have been made known to or proposed to PhotoWorks or otherwise publicly announced or disclosed prior to the receipt of the approval of the PhotoWorks shareholders of the Merger (to the extent required by applicable law), (ii) the Merger Agreement is terminated by either AG or PhotoWorks pursuant to clauses (2) or (3) above or by AG pursuant to clause (8) above and (iii) within 12 months following the date of such termination, PhotoWorks enters into a contract, agreement, letter of intent or other understanding or arrangement providing for the implementation of any Takeover Proposal or consummates any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (i)). In such event, payment will be made on or prior to the date on which PhotoWorks enters into such contract, agreement, letter of intent or other understanding or arrangement or consummates such Takeover Proposal, as applicable. For purposes of the foregoing clause (iii) only, references in the definition of the term “Takeover Proposal” to the figure “15%” will be deemed to be replaced by the figure “50%.”

If (i) the Merger Agreement is terminated pursuant to clauses (2), (3) or (8) above (or could have been terminated under such clauses) and (ii) prior to such termination, a Takeover Proposal (or the intention of any person or entity to make one), whether or not conditional, shall have been made known to or proposed to PhotoWorks or otherwise publicly announced or disclosed prior to the receipt of the approval of the PhotoWorks shareholders but (iii) the termination fee (or any portion thereof) has not been paid and is not payable because PhotoWorks has not entered into a contract, agreement, letter of intent or other understanding or arrangement providing for the implementation of any Takeover Proposal or consummated any Takeover Proposal within 12 months following the date of such termination, then PhotoWorks shall pay, to an account or accounts designated by AG, as promptly as possible (but in any event within two business days) following receipt of an invoice therefor, all of AG’s and Offeror’s actual and reasonably documented out-of-pocket fees and expenses (including legal fees and expenses) actually incurred by AG or Offeror and their affiliates on or prior to the termination of the Merger Agreement in connection with the transactions contemplated by the Merger Agreement, which amount shall not be greater than $400,000; provided that the existence of circumstances which could require the termination fee to become subsequently payable by PhotoWorks as described in the immediately preceding bullet point above shall not relieve PhotoWorks of its obligations to pay the expenses pursuant to this clause; and provided, further, that the payment by PhotoWorks of the expenses pursuant to this clause shall not relieve PhotoWorks of any subsequent obligation to pay the termination fee pursuant to such immediately preceding bullet point.

If the Merger Agreement is terminated by PhotoWorks pursuant to clause (9) above, AG shall pay, to an account or accounts designated by PhotoWorks, as promptly as possible (but in any event within two business days) following receipt of an invoice therefor, all of PhotoWorks actual and reasonably documented out-of-pocket fees and expenses (including legal fees and expenses) actually incurred by PhotoWorks on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, which amount shall not be greater than $250,000.

Amendment. The Merger Agreement may be amended by PhotoWorks, AG and Offeror at any time prior to the Effective Time, whether before or after any approval of the Merger Agreement by PhotoWorks shareholders, provided that (1) after any such approval, no amendment will be made that by law requires further approval by the PhotoWorks shareholders without obtaining such further approval and (2) such amendment has been duly authorized or approved by each of AG and PhotoWorks.

Extension of Time; Waiver. At any time prior to the Effective Time, the parties to the Merger Agreement may (1) extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement, (2) waive any inaccuracies in the representations and warranties of other parties to the Merger Agreement and (3) to the extent permitted by applicable law, waive compliance with any of the covenants or conditions contained in the Merger Agreement. Rights under the Merger Agreement may only be waived by written instrument signed by the waiving party.

Expenses. Except as noted above under “—Effect of Termination,” all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party to the Merger Agreement incurring such fees or expenses; provided, however, that all filing and other fees paid to the SEC in connection with the Offer and the Merger shall be borne equally by AG and PhotoWorks.

(c) Dissenters’ Rights. No dissenters’ rights are available in connection with the Offer. If the Merger is consummated, however, the PhotoWorks shareholders that have not tendered their Shares will have certain rights under Section 23B.13 of the WBCA to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. PhotoWorks shareholders that perfect these rights by complying with the procedures set forth in Section 23B.13 of the WBCA will have the fair value of their Shares determined and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. Any determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. If any PhotoWorks shareholder who demands appraisal under Section 23B.13 fails to perfect, or effectively withdraws or loses his or her right to dissent, as provided in the WBCA, each of the Shares of such holder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement.

The foregoing summary of the rights of dissenting shareholders under the WBCA does not purport to be a complete statement of the procedures to be followed by PhotoWorks shareholders desiring to exercise any available dissenters’ rights.

The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the WBCA. Failure to follow the steps required by the WBCA for perfecting dissenters’ rights may result in the loss of such rights. PhotoWorks shareholders who tender shares in the Offer will not have dissenters’ rights.

(d) “Going Private” Transactions. The SEC has adopted Rule 13e-3 promulgated under the Exchange Act, which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (1) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (2) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Offeror believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, the PhotoWorks shareholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority shareholders in the transaction be filed with the SEC and disclosed to shareholders prior to the consummation of the transaction.

(e) Plans for PhotoWorks. In connection with the Offer, American Greetings has reviewed and will continue to review various possible business strategies that they might consider in the event that Offeror acquires control of PhotoWorks, whether pursuant to the Offer, the Merger or otherwise. Upon the consummation of the Merger, PhotoWorks will become a wholly owned subsidiary of AG.

(f) Tender Agreements. Concurrently with the execution of the Merger Agreement, PhotoWorks, AG, Offeror and PhotoWorks shareholders affiliated with certain directors entered into the Tender Agreements. Pursuant to the Tender Agreements, such PhotoWorks shareholders have agreed:

•

to tender in the Offer, no later than 10 business days after commencement of the Offer, all Shares beneficially owned by the shareholder on such date of tender and, if the shareholder acquires any Shares after the 10th business day after the commencement of the Offer, to tender in the Offer such Shares on the date that the shareholder acquires them;

•

to vote any Shares owned by him (1) in favor of the adoption of the Merger Agreement, all the transactions contemplated by the Merger Agreement, and any other matter that is required to facilitate the consummation of the transactions contemplated by the Merger Agreement, (2) against any Takeover Proposal (as defined in the Merger Agreement), any agreement or arrangement related to such Takeover Proposal, (3) against any of the following actions (other than those that related to the Offer, the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, or reorganization of PhotoWorks or any of its subsidiaries, (B) any sale, lease or transfer of any significant part of the assets of PhotoWorks or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of PhotoWorks or any of its subsidiaries and (D) any material change in the capitalization of PhotoWorks or any of its subsidiaries, or the corporate structure of PhotoWorks or any of its subsidiaries and (4) against any other action or agreement that would impair the ability of AG and Offeror to complete the Offer and the Merger;

•

not to (1) sell or transfer any Shares, (2) grant any proxies or powers of attorney or deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares, (3) take any action that would cause any representation or warranty of the shareholder in the Tender Agreement to become untrue or incorrect or have the effect of preventing or disabling the shareholder from performing the shareholder’s obligations under the Tender Agreement or (4) commit or agree to take any of the foregoing actions; and

•

not to solicit, initiate or encourage any Takeover Proposal, provided that such restriction does not prohibit any PhotoWorks shareholder that is party to a Tender Agreement from taking actions as a director or officer of PhotoWorks in accordance with the terms of the Merger Agreement.

Pursuant to their respective Tender Agreement, each PhotoWorks shareholder party to a Tender Agreement has also granted AG an irrevocable proxy to vote such shareholder’s Shares on the foregoing matters, and such proxy will terminate upon the termination of the Tender Agreements. The Tender Agreements will automatically terminate upon the termination of the Merger Agreement in accordance with their terms.

The foregoing summary of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements, which are filed as Exhibits (d)(2) through (d)(9) to the Tender Offer Statement on Schedule TO that American Greetings has filed with the SEC, which you may examine and copy as set forth in Section 9 — “Information Concerning American Greetings Corporation, AG and Offeror.”

(g) Confidentiality Agreement. As a condition to being furnished evaluation material in connection with the transactions contemplated by the Merger Agreement, PhotoWorks and American Greetings Corporation entered into a Confidentiality Agreement, dated as of August 14, 2007, pursuant to which each party agreed, among other things, to use the evaluation material for the sole purpose of evaluating a possible transaction between the parties, to keep the evaluation material confidential and to not disclose any of the evaluation material except (i) with the prior written consent of the other party and (ii) to the representatives of each party who need to know such information for the sole purpose of evaluating a possible transaction, who are provided a copy of the Confidentiality Agreement and who agree to be bound by the terms of the Confidentiality Agreement. The foregoing obligations of the parties do not apply to evaluation materials that (i) are or become generally available to the public (other than as a result of a breach of the Confidentiality Agreement), (ii) were within the other party’s possession prior to it being furnished by the providing party pursuant to the Confidentiality Agreement (provided that the source of such materials was not known by the receiving party to be bound by a confidentiality agreement or other obligation of confidentiality with respect to the materials) or (iii) becomes available on a non-confidential basis from a third party source, provided that such source is not bound by a confidentiality agreement or other obligation of confidentiality with respect to the materials.

In addition, each party agreed, for a period of three years from the date of the Confidentiality Agreement, unless specifically invited in writing by the other party, that neither party nor any of its affiliates (as such term is defined under the Exchange Act) or its representatives will in any manner, directly or indirectly: (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the other party or any of its subsidiaries, (ii) any tender or exchange offer, merger or other business combination involving the other party or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other party or any of its subsidiaries or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the other party; (b) form, join or in any way participate in a “group” (as defined in the Act) with respect to the securities of the other party; (c) otherwise act, alone or in concert with others, to seek to control or influence the Board of Directors or policies of the other party; (d) take any action which might force the other party to make a public announcement regarding any of the types of matters set forth in clause (a) above or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

Each party further agreed, for a period of two years, that neither party nor any of its affiliates will solicit to employ any of the officers or employees of the other party with whom it had contact, or who was identified by the other party or such other party’s representatives for the specific purposes of the Confidentiality Agreement, during the term of the investigation of a potential business relationship between the parties, so long as such officers and employees are employed by the party, without obtaining the prior written consent of the other party. Such two year period is measured from the later of (i) the date of the Confidentiality Agreement, (ii) the date of last contact with the applicable officer or employee or (iii) the date on which the applicable officer or employee was identified for purposes of the Confidentiality Agreement. The foregoing restriction does not apply to employees who respond to general solicitations for employment published or posted by the parties.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(10) to the Tender Offer Statement on Schedule TO that American Greetings has filed with the SEC, which you may examine and copy as set forth in Section 9 — “Information Concerning American Greetings Corporation, AG and Offeror.”

12.	SOURCE AND AMOUNT OF FUNDS

Offeror estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $26.8 million, excluding PhotoWorks’s fees and expenses. American Greetings Corporation will ensure that Offeror has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger, including in connection with the cancellation of all options and warrants to acquire Shares in accordance with the terms of the Merger Agreement. American Greetings Corporation has available the necessary funds from its ongoing free cash flow, its affiliates or its existing revolving credit facility to complete the Offer and the Merger, and will cause Offeror to have sufficient funds available to complete the Offer and the Merger.

13.	DIVIDENDS AND DISTRIBUTIONS

The Merger Agreement provides that, without the prior written consent of AG, PhotoWorks will not, and will not permit any of its subsidiaries to, prior to the Effective Time:

•	adjust, split, combine or reclassify its capital shares;

•

make, declare or pay any dividend or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its capital shares or any securities or obligations convertible into or exchangeable for any of its capital shares;

•	grant any person or entity any right or option to acquire any of its capital shares;

•

issue, deliver or sell or agree to issue, deliver or sell any additional capital shares or any securities or obligations convertible into or exchangeable or exercisable for any capital shares or such securities (except pursuant to the exercise of options to purchase capital shares which are outstanding as of the date hereof); or

•	enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital shares.

14.	CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer, neither AG nor Offeror will be required to accept for payment or pay (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act) for any tendered Shares, if (1) there will not be validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares that represents at least two-thirds of the total number of outstanding Shares on a fully diluted basis (assuming conversion or exercise of all options, warrants and other derivative securities of PhotoWorks, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof, but excluding warrants with respect to which a valid warrant cash out agreement has been executed and delivered to PhotoWorks) on the Expiration Date (this condition is called the “Minimum Condition”) and (2) at any time on or after the date of the Merger Agreement and prior to the Acceptance Time, any of the following events will occur and continue to exist:

•

any temporary, preliminary or permanent law, order, preliminary or permanent injunction, judgment or ruling by any court, tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority which prevents the consummation of the Merger or imposes a Materially Burdensome Condition (as defined below) shall have been issued and remain in effect;

•

any suit, claim, action, proceeding or investigation will have been instituted by any by any court, tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority which seeks to prevent or restrain the purchase of the Shares pursuant to the Offer or the consummation of the Offer or imposes a Material Burdensome Condition;

•

any representation or warranty of PhotoWorks set forth in Article VI of the Merger Agreement will not be true and correct in all respects, both at and as of the date of the Merger Agreement and as of the date of determination, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

•

PhotoWorks will have failed to perform in all material respects any obligation or agreement, or will have failed to comply in all material respects with any covenant, to be performed and complied with by it under the Merger Agreement at or prior to the date of determination;

•	any PhotoWorks Material Adverse Effect (as defined below) will have occurred and be continuing;

•

PhotoWorks will have failed to furnish AG with a certificate dated as of the date of determination signed on its behalf by its Chairman, President or any Vice President to the effect that the conditions set forth in the three prior bullet points shall have not occurred and continue to exist;

•

PhotoWorks will have failed to furnish AG with the legal opinion of Heller Ehrman LLP, counsel to PhotoWorks, dated as of the date of determination, substantially in the form attached to the Merger Agreement;

•	there will have been an attempted withdrawal, rescission or any other material breach of any obligation by any PhotoWorks shareholder who has entered into a Tender Agreement;

•

PhotoWorks will have failed to receive all material customer, vendor, lessee, licensee, licensor and other third party consents and approvals required because of the Merger Agreement or the transactions contemplated by the Merger Agreement;

•

warrants to purchase at least 95% of the Shares that are issuable upon the exercise of all warrants outstanding on the date of the Merger Agreement which do not expire by their terms on or before the Effective Time will have failed to have been (i) exercised in full or (ii) duly surrendered pursuant to a valid and effective warrant cash out agreement, in each case effective as of or prior to the date of determination; or

•

there will have occurred and be continuing (i) any general suspension of trading in securities on national securities exchanges (other than as a result of market circuit-breakers or other similar procedures); (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States of America or (iii) any suspension by any court, tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority on the extension of credit by banks or other financial institutions in the United States of America.

The foregoing conditions are for the sole benefit of AG and Offeror, may be asserted by AG or Offeror regardless of the circumstances giving rise to any such conditions and, except for the Minimum Condition, may be waived by AG or Offeror in whole or in part at any time and from time to time, subject to the terms of the Merger Agreement. The failure by AG or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

The Merger Agreement defines “Materially Burdensome Condition” as the obligation, acceptance or undertaking of AG or any of its subsidiaries or affiliates to enter into any consent decree, to make any divestiture or accept any operational restriction, or take or commit to take any action (i) the effectiveness or consummation of which is not conditional on the consummation of the Offer and the Merger or (ii) that individually or in the aggregate is or would reasonably be expected to be materially adverse (with materiality, for purposes of this provision, being measured in relation to the size of PhotoWorks and its subsidiaries taken as a whole) to (A) PhotoWorks and its subsidiaries, taken as a whole, or AG and its subsidiaries, taken as a whole, either before or after giving effect to the Offer or the Merger or (B) AG’s ownership or operation of any material portion of the business or assets of PhotoWorks and its subsidiaries, taken as a whole.

The Merger Agreement defines a “PhotoWorks Material Adverse Effect” as any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, (i) is materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of PhotoWorks and its subsidiaries, taken as a whole, other than any event, state of facts, circumstance, development, change or effect resulting from (A) changes in general economic conditions except to the extent such changes or developments have a disproportionate impact on PhotoWorks and its subsidiaries, taken as a whole, relative to other participants in the industries in which PhotoWorks conducts its businesses, (B) any act of war or terrorism (other than any such act that causes any damage or renders unusable any facility or property of PhotoWorks or any of its subsidiaries) or (C) changes, after the date hereof, in GAAP or applicable laws, in each case as applicable to PhotoWorks, except to the extent such changes have a disproportionate impact on PhotoWorks and its subsidiaries, taken as a whole, relative to other participants in the industries in which PhotoWorks conducts its businesses or (ii) would prevent or materially impair or materially delay the ability of PhotoWorks to perform its obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement.

15.	LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

Except as set forth in this Offer to Purchase, based on AG’s review of publicly available filings by PhotoWorks with the SEC and other information regarding PhotoWorks, AG is not aware of any licenses or regulatory permits that appear to be material to the business of PhotoWorks and its subsidiaries, taken as a whole, that might be adversely affected by Offeror’s acquisition of Shares in the Offer. In addition, AG is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition applicable to the Offer or the Merger that would be required for Offeror’s acquisition or ownership of the Shares. Should any such approval or other action be required, AG expects to seek such approval or action, except as described under “— State Takeover Laws.” Should any such approval or other action be required, AG cannot be certain that it would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to PhotoWorks’s or its subsidiaries’ businesses, or that certain parts of PhotoWorks’s, American Greeting Corporation’s, AG, Offeror or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Offeror may not be required to purchase any Shares in the Offer. See Section 14 — “Conditions of the Offer” for a description of the conditions to the Offer.

State Takeover Laws. PhotoWorks is incorporated in Washington and is subject to Chapter 23B.19 of the WBCA. In general, Chapter 23B.19 of the WBCA prevents an “acquiring person” (defined generally as a person with 10% or more of a corporation’s outstanding voting stock) of a Washington corporation from engaging in a “significant business transaction” (defined as a variety of transactions, including mergers) with a such corporation for a period of five years following the date such person became an acquiring person unless (i) certain conditions specified in Chapter 23B.19 of the WBCA are met or (ii) before such person became an acquiring person, the board of directors of the corporation approved the transaction. The PhotoWorks board of directors approved for purposes of Chapter 23B.19 of the WBCA the entering into by Offeror, AG and PhotoWorks of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and has taken all appropriate action so that Chapter 23B.19 of the WBCA, with respect to PhotoWorks, will not be applicable to AG and Offeror by virtue of such actions.

A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, shareholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes (other than Chapter 23B.19 of the WBCA) purport to apply to the Offer or the Merger, AG and Offeror believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Except as set forth in this Offer to Purchase, American Greetings has not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. American Greetings reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that American Greetings takes in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, AG and Offeror may be required to file certain documents with, or receive approvals from, the relevant state authorities, and AG and Offeror might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, Offeror may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14 — “Conditions of the Offer.”

16.	FEES AND EXPENSES

American Greetings Corporation has retained Mellon Investor Services LLC as Information Agent and Depositary in connection with the Offer. The Information Agent may contact the PhotoWorks shareholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. American Greetings Corporation will pay the Information Agent and the Depositary reasonable and customary compensation for their respective services in connection with the Offer and will reimburse the Information and the Depositary for their reasonable out-of-pocket expenses. American Greetings Corporation has agreed to indemnify the Information Agent and Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, American Greetings will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. American Greetings will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17.	MISCELLANEOUS

American Greetings is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If American Greetings becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, American Greetings will make a good faith effort to comply with that state statute. If, after a good faith effort, American Greetings cannot comply with the state statute, Offeror will not make the Offer to, nor will Offeror accept tenders from or on behalf of, the PhotoWorks shareholders in that state. American Greetings has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 promulgated under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, PhotoWorks has filed with the SEC the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Exchange Act, setting forth the recommendation of the PhotoWorks board of directors with respect to the Offer and the reasons for the recommendation of the PhotoWorks board of directors and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 — “Information Concerning PhotoWorks” and Section 9 — “Information Concerning American Greetings Corporation, AG and Offeror.”

American Greetings has not authorized any person to give any information or to make any representation on behalf of either American Greetings Corporation, AG or Offeror not contained in this Offer to Purchase or in the related Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of American Greetings, PhotoWorks or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

PHOTO MERGER CORP.

December 13, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

AMERICAN GREETINGS CORPORATION, AG AND OFFEROR

1.	AMERICAN GREETINGS CORPORATION

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of American Greetings Corporation. Each of these individuals is a United States citizen. The business address and business telephone number of each of the individuals listed below is c/o American Greetings Corporation, One American Road, Cleveland, Ohio 44144, (216) 252-7300.

Directors of American Greetings Corporation

Name	Principal Occupation and Employment History
Scott S. Cowen	Dr. Cowen is President and Seymour S Goodman Professor of Management and Professor of Economics, Tulane University, a position he has held since 1998. Prior to that, Dr. Cowen served as Dean and Albert J. Weatherhead, III Professor of Management, Weatherhead School of Management at Case Western Reserve University. Dr. Cowen serves as a director of Jo-Ann Stores, Inc. (specialty store retailer), Forest City Enterprises, Inc. (conglomerate corporation engaged in real estate development, sales, investment and construction) and Newell Rubbermaid Inc. (consumer home products). Dr. Cowen is also a Commissioner of the New Orleans Redevelopment Authority as well as being a member of the New Orleans Business Council, New Orleans Regional Chamber of Commerce, United Way of Greater New Orleans and Committee for a Better New Orleans.

Jeffrey D. Dunn	Mr. Dunn, a private investor, was employed by MTV Networks, as Chief Operating Officer of the Nickelodeon Networks Group and the President of Nickelodeon Film Enterprises from 1993 to 2006. Prior to that time, Mr. Dunn was employed as Director of Marketing, Arthur D. Little, management consultancy, from 1991 to 1993, Director of Marketing, Bank of Boston from 1986 to 1991, and Associate International Director, Time Magazine and General Manager, Discover Magazine from 1977 to 1986.

Joseph S. Hardin, Jr.	Mr. Hardin was President, Chief Executive Officer and a director of Kinko’s, Inc. (digital document solutions provider, now known as FedEx Kinko’s) from May 1997 until he retired in January 2001. Prior to joining Kinko’s, Mr. Hardin was President and Chief Executive Officer of SAM’s Club, the wholesale division of Wal-Mart Stores Inc. Mr. Hardin currently serves as a director for Dean Foods (manufacturer and distributor of foods and beverages) and PetSmart (retailer specializing in pet-related products and services). Mr. Hardin is also a director of Students in Free Enterprise and serves on the Advisory Board of d’essence, an LMS Fragrance Company.

Stephen R. Hardis	Mr. Hardis served as Chairman of Axcelis Technologies, Inc. (semiconductor equipment) until his retirement on May 30, 2005. Until his retirement on July 31, 2000, Mr. Hardis was Chairman and Chief Executive Officer of Eaton Corporation (manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial and semiconductor markets). Before joining

Name	Principal Occupation and Employment History
Eaton in 1979, Mr. Hardis served as Executive Vice President of Finance and Planning for Sybron Corporation (health equipment supplies and services) and prior to that he was associated with General Dynamics Corporation (industrial aerospace manufacturer). Mr. Hardis currently serves as non-executive chairman of Marsh & McLennan Cos. (insurance), and lead director of Axcelis Technologies, Inc. (semiconductor equipment) and is also a member of the boards of Lexmark International, Inc. (a spin-off of IBM’s printer business), Nordson Corporation (industrial painting system manufacturer) and Progressive Insurance Company (automobile insurance). He also serves as a member of the board of trustees of The Cleveland Clinic Foundation.

William E. MacDonald, III	Mr. MacDonald was Vice Chairman and member of the Office of the Chairman of National City Corporation (financial holding company) from 2001 until his retirement on December 31, 2006. Prior to that, Mr. MacDonald held various management positions within National City over more than 30 years. Mr. MacDonald is a member of the board of directors of Lincoln Electric Holdings, Inc. (manufacturer and reseller of welding and cutting products) and MTC Technologies, Inc. (provider of computer, systems and related services and solutions to the Department of Defense and the intelligence community). Mr. MacDonald participates as a board member of a number of civic and non-profit organizations including WVIZ/PBS and 90.3 Ideastream, The Cleveland Clinic Foundation, Great Lakes Theater Festival, The Diversity Center and Leadership Cleveland Class of 1987.

Michael J. Merriman, Jr.	Mr. Merriman, a private investor, was the Chief Executive Officer and President of Lamson & Sessions (producer of thermoplastic enclosures, fittings, wiring outlet boxes and conduit for the electrical, tele-communications, consumer, power and wastewater markets) from November 2006 to November 2007. Prior to joining Lamson & Sessions, Mr. Merriman served as the Senior Vice President and Chief Financial Officer of American Greetings Corporation from September 2005 until November 2006. Mr. Merriman was a private investor from May 2004 until September 2005. He served as President and Chief Executive Officer of Royal Appliance Mfg. Co., a publicly-held manufacturer and marketer of Dirt Devil vacuum cleaners, from 1995 until April 2004 and was its Chief Financial Officer from 1992 to 1995. Mr. Merriman is a director of RC2 Corporation (manufacturer of pre-school toys and infant products) and a director of Students in Free Enterprise.

Charles A. Ratner	Mr. Ratner is Chief Executive Officer, President and Director of Forest City Enterprises, a position he has held for more than the past five years. Mr. Ratner also serves on the board of directors of RPM International, Inc. (specialty coatings manufacturer). Mr. Ratner serves as a director or trustee of a number of civic and non-profit organizations including the Mandel Associated Foundations, David and Inez Myers Foundation, University Hospital, The Musical Arts Association, Greater Cleveland Partnership, the National Association of Real Estate Trusts, United Way Services and Jewish Community Federation of Cleveland.

Name	Principal Occupation and Employment History
Jerry Sue Thornton	Dr. Thornton is the President of Cuyahoga Community College, Cleveland, Ohio, the largest community college in Ohio, a position she has held since 1992. Dr. Thornton is a member of the board of National City Corporation, Applied Industrial Technologies, Inc. (a distributor of industrial products and services), RPM International, Inc. and American Family Insurance (insurance company). Dr. Thornton participates in a number of professional, educational and non-profit organizations, including as a board member of Playhouse Square Foundation, Rock and Roll Hall of Fame and Museum—Cleveland and New York, Cleveland Municipal School District, University Hospitals Health System, United Way Services of Greater Cleveland, The Quadrangle, The Greater Cleveland Partnership, Cleveland Downtown Partnership and Clear Channel Radio.

Jeffrey Weiss	Mr. Weiss is President and Chief Operating Officer of American Greetings Corporation, a position he has held since June 2003. Prior to becoming President and Chief Operating Officer, Mr. Weiss has had various responsibilities with American Greetings since joining in 1988, including most recently, Executive Vice President, North American Greeting Card Division of American Greetings Corporation from March 2000 until June 2003. Mr. Weiss participates in a number of civic and non-profit organizations, including as a board member of WVIZ/PBS and a local synagogue. Jeffrey Weiss is the son of Morry Weiss, Chairman of the Board of American Greetings Corporation; the brother of Zev Weiss, a director and Chief Executive Officer of American Greetings Corporation; and the nephew of Erwin Weiss, Senior Vice President, Enterprise Resource Planning of American Greetings Corporation.

Morry Weiss	Morry Weiss is Chairman of the Board of American Greetings Corporation. Mr. Weiss joined American Greetings Corporation in 1961 and has had various responsibilities including Group Vice President of Sales, Marketing and Creative. In June 1978, Mr. Weiss was appointed President and Chief Operating Officer. From October 1987 until June 1, 2003, Mr. Weiss was Chief Executive Officer of American Greetings Corporation. In February 1992, Mr. Weiss became Chairman of American Greetings Corporation. Mr. Weiss serves as a director of National City Corporation, a member of the advisory board of Primus Venture Partners (equity investor in companies requiring growth capital), and a member of the board of directors of Dots (a young women’s clothing retailer). Mr. Weiss participates in a number of professional, educational and non-profit organizations, including as a member of the board of directors of United Way Services of Cleveland, Chairman of the Yeshiva University Board of Trustees, and a trustee of The Cleveland Clinic Foundation. Morry Weiss is the father of Jeffrey Weiss, a director and the President and Chief Operating Officer of American Greetings Corporation; the father of Zev Weiss, a director and the Chief Executive Officer of American Greetings Corporation; and the brother of Erwin Weiss, Senior Vice President, Enterprise Resource Planning of American Greetings Corporation.

Zev Weiss	Mr. Weiss is Chief Executive Officer of American Greetings Corporation, a position he has held since June 2003. Prior to becoming Chief Executive Officer, Mr. Weiss has had various responsibilities with American Greetings

Name	Principal Occupation and Employment History
Corporation since joining in 1992, including most recently, Executive Vice President, A.G. Ventures and Enterprise Management from December 2001 to June 2003. He is currently on the board of Yeshiva University (educational institution). Zev Weiss is the son of Morry Weiss, Chairman of the Board of American Greetings Corporation; the brother of Jeffrey Weiss, a director and President and Chief Operating Officer of American Greetings Corporation; and the nephew of Erwin Weiss, Senior Vice President, Enterprise Resource Planning of American Greetings Corporation.

Executive Officers of American Greetings Corporation

Name	Principal Occupation and Employment History
John S. N. Charlton	Mr. Charlton is Senior Vice President, International of American Greetings Corporation. Mr. Charlton joined American Greetings Corporation in 1998 as Managing Director of UK Greetings Ltd. (a wholly owned subsidiary of American Greetings Corporation which owns certain of its operating subsidiaries in the United Kingdom) and became Senior Vice President, International of American Greetings Corporation in October 2000.

Joseph B. Cipollone	Mr. Cipollone is Vice President, Corporate Controller of American Greetings Corporation. Mr. Cipollone has held various positions with American Greetings Corporation since joining in 1991, including most recently Executive Director, International Finance from December 1997 until becoming Vice President and Corporate Controller in April 2001.

Michael L. Goulder	Mr. Goulder is Senior Vice President and Executive Supply Chain Officer of American Greetings Corporation. Mr. Goulder was a Vice President in the management consulting firm of Booz Allen Hamilton from October 1998 until September 2002. He became a Senior Vice President of American Greetings Corporation in November 2002 and is currently the Senior Vice President, Executive Supply Chain Officer.

Thomas H. Johnston	Mr. Johnston is Senior Vice President, Creative/ Merchandising; President, Carlton Cards Retail of American Greetings Corporation. Mr. Johnston was Managing Director of Gruppo, Levey & Co., an investment banking firm focused on the direct marketing and specialty retail industries, from November 2001 until May 2004, when he became Senior Vice President and President of Carlton Cards Retail. Mr. Johnston became Senior Vice President, Creative and Merchandising in December 2004.

Catherine M. Kilbane	Ms. Kilbane is Senior Vice President, General Counsel and Secretary of American Greetings Corporation. Ms. Kilbane was a partner with the law firm of Baker & Hostetler LLP until becoming Senior Vice President, General Counsel and Secretary in October 2003.

Josef Mandelbaum	Mr. Mandelbaum is CEO—AG Intellectual Properties of American Greetings Corporation. Mr. Mandelbaum has held various positions with American Greetings Corporation since joining in 1995, including most recently President and Chief Executive Officer of American Greetings Corporation’s subsidiary, AG Interactive, Inc., a position he has held since May 2000, and CEO—AG Intellectual Properties, a position he has held since February 2005, which consists of American Greetings Corporation’s AG Interactive, outbound licensing and entertainment businesses.

Name	Principal Occupation and Employment History
William R. Mason	Mr. Mason is Senior Vice President, Wal-Mart Team of American Greetings Corporation. Mr. Mason has held various positions with American Greetings Corporation since joining in 1970, including most recently Senior Vice President, General Sales Manager from June 1991 until becoming Senior Vice President, Wal-Mart Team in September 2002.

Stephen J. Smith	Mr. Smith is Senior Vice President and Chief Financial Officer of American Greetings Corporation. Mr. Smith was Vice President and Treasurer of General Cable Corporation, a wire and cable company, from 1999 until 2002. He became Vice President, Treasurer and Investor Relations of American Greetings Corporation in April 2003, and became Senior Vice President and Chief Financial Officer in November 2006.

Brian T. McGrath	Mr. McGrath is Senior Vice President, Human Resources of American Greetings Corporation. Mr. McGrath has held various positions with American Greetings Corporation since joining in 1989, including most recently Vice President, Human Resources, from November 1998 until July 2006, when he became Senior Vice President, Human Resources.

Douglas W. Rommel	Mr. Rommel is Vice President, Information Services of American Greetings Corporation. Mr. Rommel has held various positions with American Greetings Corporation since joining in 1978, including most recently Executive Director of e-business within the Information Services division from July 2000 until becoming Vice President, Information Services in November 2001.

Erwin Weiss	Mr. Weiss is Senior Vice President, Enterprise Resource Planning of American Greetings Corporation. Mr. Weiss has held various positions with American Greetings Corporation since joining in 1977, including most recently Senior Vice President, Program Realization from June 2001 to June 2003, and Senior Vice President, Specialty Business from June 2003 until becoming Senior Vice President, Enterprise Resource Planning in February 2007.

Jeffrey Weiss	Mr. Weiss is President and Chief Operating Officer of American Greetings Corporation. See “Directors of American Greetings Corporation” for his employment history.

Zev Weiss	Mr. Weiss is Chief Executive Officer of American Greetings Corporation. See “Directors of American Greetings Corporation” for his employment history.

Steven S. Willensky	Mr. Willensky is Senior Vice President and Executive Sales and Marketing Officer of American Greetings Corporation. Mr. Willensky was President and Chief Executive Officer of Westec Interactive, a provider of interactive security and remote monitoring systems, from 2000 until 2002. He became Senior Vice President, Executive Sales and Marketing Officer of American Greetings Corporation in September 2002.

2.	AG

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of AG. Each of these individuals is a United States citizen. The business address and business telephone number of each of the individuals listed below is c/o AG.com, One American Road, Cleveland, Ohio 44144, (216) 889-5000.

Directors of AG

Name	Principal Occupation and Employment History
Josef Mandelbaum	See “Executive Officers of American Greetings Corporation” for employment history.

Michael Waxman-Lenz	Mr. Waxman-Lenz is Treasurer of AG and Offeror. Mr. Waxman-Lenz has held various positions with divisions and subsidiaries of American Greetings since joining the company in September 2000. Currently, his positions include Chief Financial Officer and Senior Vice President of AG Intellectual Properties since June 2005, and Chief Financial Officer and Senior Vice President of AG Interactive, Inc., since September 2002. Prior to that, Mr. Waxman-Lenz was Vice President—Business and Corporate Development for AG Interactive, Inc.

Executive Officers of AG

Name	Principal Occupation and Employment History
Joseph B. Cipollone	Mr. Cipollone is Vice President of AG. See “Executive Officers of American Greetings Corporation” for employment history.

Catherine M. Kilbane	Ms. Kilbane is Secretary of AG. See “Executive Officers of American Greetings Corporation” for employment history.

Josef Mandelbaum	Mr. Mandelbaum is President and Chief Executive Officer of AG. See “Executive Officers of American Greetings Corporation” for employment history.

Stephen J. Smith	Mr. Smith is Vice President of AG. See “Executive Officers of American Greetings Corporation” for employment history.

Michael Waxman-Lenz	Mr. Waxman-Lenz is Treasurer of AG. See “Directors of AG” for employment history.

3.	OFFEROR

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Offeror. Each of these individuals is a United States citizen. The business address and business telephone number of each of the individuals listed below is c/o AG.com, One American Road, Cleveland, Ohio 44144, (216) 889-5000.

Directors of Offeror

Name	Principal Occupation and Employment History
Josef Mandelbaum	See “Executive Officers of American Greetings Corporation” for employment history.

Jeffrey Weiss	See “Directors of American Greetings Corporation” for employment history.

Executive Officers of Offeror

Name	Principal Occupation and Employment History
Joseph B. Cipollone	Mr. Cipollone is Vice President of Offeror. See “Executive Officers of American Greetings Corporation” for employment history.

Catherine M. Kilbane	Ms. Kilbane is Secretary of Offeror. See “Executive Officers of American Greetings Corporation” for employment history.

Josef Mandelbaum	Mr. Mandelbaum is President and Chief Executive Officer of Offeror. See “Executive Officers of American Greetings Corporation” for employment history.

Stephen J. Smith	Mr. Smith is Vice President of Offeror. See “Executive Officers of American Greetings Corporation” for employment history.

Michael Waxman-Lenz	Mr. Waxman-Lenz is Treasurer of Offeror. See “Directors of AG” for employment history.

THE DEPOSITARY FOR THE OFFER IS:

MELLON INVESTOR SERVICES LLC

By Mail:	By Overnight Courier	By Hand or Overnight Courier:

Mellon Investor Services LLC Attn: Corporate Action Dept., 27th Floor P.O. Box 3301 South Hackensack, NJ 07606	Mellon Investor Services LLC Attn: Corporate Action Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310	Mellon Investor Services LLC Attn: Corporate Action Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at American Greetings’ expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

MELLON INVESTOR SERVICES LLC

Attn: Corporate Action Dept., 27th Floor

480 Washington Boulevard

Jersey City, NJ 07310

Call Collect: (201) 680-6579

or

Call Toll-Free: (877) 254-8646